Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

INSIGHT ENTERPRISES, INC.,

TROJAN ACQUISITION CORP.

and

PCM, INC.

Dated as of June 23, 2019

TABLE OF CONTENTS

		Page

	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	2
1.2.	Closing	2
1.3.	Effective Time	3

	ARTICLE II

	Certificate of Incorporation and Bylaws
	of the Surviving Corporation

2.1.	Certificate of Incorporation of the Surviving Corporation	3
2.2.	Bylaws of the Surviving Corporation	3

	ARTICLE III

	Directors and Officers of the Surviving Corporation

3.1.	Directors of the Surviving Corporation	3
3.2.	Officers of the Surviving Corporation	4

	ARTICLE IV

	Effect of the Merger on Capital Stock;
	Exchange of Share Certificates

4.1.	Effect on Capital Stock	4
4.2.	Exchange of Share Certificates; Surrender of Book Entry Shares	5
4.3.	Treatment of Stock-Based Awards	8
4.4.	Adjustments to Prevent Dilution	8

	ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	9
5.2.	Representations and Warranties of Parent and Merger Sub	33

	ARTICLE VI

	Covenants

6.1.	Interim Operations	36

i

6.2.	Acquisition Proposals; Change of Recommendation	40
6.3.	Proxy Statement Filing; Information Supplied	45
6.4.	Company Shareholders Meeting	46
6.5.	Cooperation; Antitrust Matters; Status	47
6.6.	Information; Access and Reports	49
6.7.	Stock Exchange Delisting	50
6.8.	Publicity	51
6.9.	Employee Benefits	51
6.10.	Expenses	53
6.11.	Indemnification; Directors’ and Officers’ Insurance	53
6.12.	Resignations	55
6.13.	Shareholder Litigation	55
6.14.	Other Actions by the Company	55
6.15.	Approval of Sole Shareholder of Merger Sub	56
6.16.	Treatment of Company Indebtedness	56
6.17.	Financing	56
6.18.	Transfer Taxes	60

	ARTICLE VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	60
7.2.	Conditions to Obligations of Parent and Merger Sub	60
7.3.	Conditions to Obligation of the Company	61

	ARTICLE VIII

	Termination

8.1.	Termination	62
8.2.	Effect of Termination and Abandonment	63

	ARTICLE IX

	Miscellaneous and General

9.1.	Survival	65
9.2.	Modification or Amendment	65
9.3.	Waiver	65
9.4.	Counterparts	66
9.5.	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	66
9.6.	Notices	67
9.7.	Entire Agreement	68
9.8.	No Third Party Beneficiaries	68
9.9.	Obligations of Parent and of the Company	69

ii

9.10.	Definitions	69
9.11.	Severability	69
9.12.	Interpretation; Construction	69
9.13.	Successors and Assigns	70
9.14.	Non-Recourse	70
9.15.	Non-Recourse of Other Persons	71

Annex A	Defined Terms	A-1
Annex B	Stockholder Parties to the Voting Agreement	B-1

Exhibit A	Voting Agreement
Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 23, 2019, is by and among Insight Enterprises, Inc., a Delaware corporation (“Parent”), Trojan Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and PCM, Inc., a Delaware corporation (the “Company,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of Parent has unanimously approved and declared advisable this Agreement, the Voting Agreement, and the transactions contemplated hereby and thereby, including the Merger, and determined that this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger are fair to and in the best interests of Parent;

WHEREAS, the board of directors of Merger Sub has unanimously (a) approved and declared advisable this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, (b) determined that this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, are fair to and in the best interests of Merger Sub and Parent (as Merger Sub’s sole stockholder), and (c) resolved to recommend that Parent (as Merger Sub’s sole stockholder) adopt this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) (i) determined that this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved to recommend that the holders of shares of common stock of the Company, par value $0.001 per share (“Shares”), adopt this Agreement; and (b) directed that this Agreement be submitted to the holders of Shares for their adoption;

WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, each of the stockholders of the Company listed on Annex B hereto, including each of the members of the Company Board, as beneficial owners of Shares representing, in the aggregate, twenty-three percent of the issued and outstanding Shares as of the date of this Agreement, is entering into a voting agreement of even date herewith in favor of Parent (the “Voting Agreement”), which is attached hereto as Exhibit A, pursuant to which, among other things, such Persons have agreed to vote the Shares beneficially owned by each of them in favor of the adoption of this Agreement as more particularly set forth therein;

WHEREAS, the Company Board has taken all action so that, assuming the representations set forth in Section 5.2(g) are true, Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Voting Agreement or the consummation of the transactions contemplated hereby or thereby, including the Merger, in the manner contemplated hereby or thereby; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.         The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease.  The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, following the Merger, shall be a wholly-owned Subsidiary of Parent, and the separate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in this Agreement.  The Merger shall have the effects specified in this Agreement and in the DGCL.

1.2.         Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, 10004, at 9:00 a.m. (New York time) on the third Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, however, that (i) if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the Closing Date shall occur instead on the earlier to occur of (x) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ notice to the Company and (y) the third (3rd) Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso) and (ii) if the

Closing Date would otherwise occur on any of the following dates: July 30, 2019 through and including August 2, 2019 and August 29, 2019 through and including September 5, 2019, then the Closing Date shall not occur until the first Business Day following August 2, 2019 or September 5, 2019, as applicable.  For purposes of this Agreement, the following terms have the following meanings:

“Business Day” means any day ending at 11:59 p.m. (New York time) (other than a Saturday or Sunday) on which the Department of State of the State of Delaware and banks in the County of New York, New York are open for general business.

“Marketing Period” shall mean the first period of 15 consecutive Business Days commencing on July 15, 2019; provided, that if the Marketing Period shall not have been completed on or prior to August 16, 2019, then the Marketing Period shall not commence until September 3, 2019.

1.3.         Effective Time.  As soon as practicable following, and on the date of, the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.         Certificate of Incorporation of the Surviving Corporation.  At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended and restated in its entirety to read as set forth in Exhibit B to this Agreement, until thereafter amended, restated or amended and restated as provided therein or as provided by applicable Law.

2.2.         Bylaws of the Surviving Corporation.  Except as to the name of the Surviving Corporation, which shall be “PCM, Inc.”, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter duly amended, restated or amended and restated as provided therein or as provided by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.         Directors of the Surviving Corporation.  The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws and applicable Law.

3.2.         Officers of the Surviving Corporation.  The parties hereto shall take all actions necessary so that the individuals designated in writing by the Parent prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws and applicable Law.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Share Certificates

4.1.         Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a)           Merger Consideration.  Each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties and (ii) Shares that are owned by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL (the Shares referred to in this clause (ii), “Dissenting Shares”, the holders of such Shares, “Dissenting Stockholders,” and the Dissenting Shares together with the Shares referred to in clause (i), “Excluded Shares”)) shall be converted into the right to receive $35.00 per Share in cash, without interest (the “Per Share Merger Consideration”).  At the Effective Time, each Share converted into the right to receive the Per Share Merger Consideration pursuant to this Section 4.1(a) shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Shares (other than Excluded Shares) (each, a “Share Certificate”) and each book entry account formerly representing any non-certificated Shares (other than Excluded Shares) (each, a “Book Entry Share”) shall thereafter represent only the right to receive the Per Share Merger Consideration in respect of each Share represented thereby, without interest.

(b)           Cancellation of Excluded Shares.  Each Excluded Share shall, as a result of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights any Dissenting Stockholder may have pursuant to Section 4.2(g) with respect to any Excluded Shares that are Dissenting Shares.

(c)           Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2.         Exchange of Share Certificates; Surrender of Book Entry Shares.

(a)           Appointment of Paying Agent.  Prior to the Effective Time, Parent and Merger Sub shall appoint a bank or trust company reasonably acceptable to the Company to serve as the paying agent (the “Paying Agent”) and shall enter into an agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities with respect to this Agreement.

(b)           Deposit of Merger Consideration.  At or prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Paying Agent, cash in U.S. Dollars in immediately available funds sufficient in the aggregate to provide all funds necessary for the Payment Agent to make payments in respect of Shares (other than Excluded Shares) pursuant to Section 4.1(a) (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement.  Pending its disbursement in accordance with this Section 4.2, the Payment Fund shall be invested by the Paying Agent, if and as directed by Parent.  Any such investment, if made, must be made in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of the aggregate Per Share Merger Consideration as contemplated by Section 4.1(a).  No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Shares to receive the Per Share Merger Consideration in respect of each Share (other than any Excluded Share) as provided herein.  Payments to holders in respect of Company Options and Company RSUs shall be paid through the Surviving Corporation’s applicable payroll procedures at or as soon as practicable following the Effective Time.

(c)           Procedures for Surrender.

(i)            Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) (A) a notice advising such holders of the effectiveness of the Merger, (B) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or transfer of the Book Entry Shares to the Paying Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book Entry Shares) to the Paying Agent (the “Letter of Transmittal”), and (C) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or the Book Entry Shares to the Paying Agent in exchange for payment of the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(ii)           Upon surrender to the Paying Agent of Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or Book Entry Shares, together with, in the case of Share Certificates, the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book Entry Shares held through the Depositary Trust Company, receipt of an “agent’s message” by the Paying Agent, and such other documents as may be reasonably required by the Paying Agent, the holder of such Share Certificates or Book Entry Shares shall be entitled to receive in exchange therefor, and the Paying Agent shall be required to deliver to each such holder, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) of cash that such holder has the right to receive pursuant to Section 4.1(a).

(iii)          No interest will be paid or accrued on any amount payable upon surrender of any Shares.

(iv)          In the event of a transfer of ownership of Shares (other than Excluded Shares) represented by a Share Certificate or Share Certificates that is not registered in the stock transfer books and records of the Company or if the consideration payable is to be paid in a name other than that in which the Share Certificate or Share Certificates surrendered or transferred in exchange therefor registered in the stock transfer books and records of the Company, a check for any cash to be paid upon due surrender of the Share Certificate or Share Certificates may be issued to such transferee if the Share Certificate or Share Certificates formerly representing such Shares are duly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to the Paying Agent.  Payment of the Per Share Merger Consideration in respect of Book Entry Shares shall only be made to the Person in whose name such Book Entry Shares are registered in the transfer books and records of the Company.

(d)           Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books and records of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(e)           Termination of Payment Fund.  Any portion of the Payment Fund that remains unclaimed by, or otherwise undistributed to, the holders of Share Certificates and Book Entry Shares by the one-year anniversary of the Effective Time shall be delivered to the Surviving Corporation.  Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) in respect thereof upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 4.2(f)) or surrender of Book Entry Shares, without any interest thereon.  Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  To the fullest extent permitted by Law, immediately prior to the date any Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, such Per Share Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.  For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

(f)            Lost, Stolen or Destroyed Share Certificates.  In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent pursuant to the Paying Agent Agreement or otherwise, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct,  sufficient to indemnify Parent and the Surviving Corporation against any claim that may be made against Parent or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Share Certificate a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(h)) equal to the number of Shares (other than Excluded Shares) represented by such lost, stolen or destroyed Share Certificate multiplied by the Per Share Merger Consideration.

(g)           Appraisal Rights.  No Dissenting Stockholder shall be entitled to receive the Per Share Merger Consideration with respect to any Dissenting Share owned by such Dissenting Stockholder.  Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder and such Dissenting Stockholder shall cease to have any other rights with respect to such Dissenting Shares.  The Company shall give Parent (i) prompt notice and copies of any written demands for appraisal of Shares, actual, attempted or purported withdrawals of such demands and any other instruments served pursuant to (or purportedly pursuant to) applicable Law that are received by the Company relating to the Company’s stockholders’ demands of appraisal after receipt thereof by the Company, and (ii) shall give Parent the opportunity to direct and participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent, schedule any meeting or make any voluntary payment with respect to any such demands for appraisal or offer to settle or settle any such demands.

(h)           Withholding Rights.  Each of Parent, the Company, Merger Sub, the Surviving Corporation and the Paying Agent, as applicable (each a “Withholding Agent”), shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable federal, state, local or foreign Tax Law.  To the extent that amounts are so withheld by a Withholding Agent, such withheld amounts (i) shall be timely remitted by such Withholding Agent to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made to the extent such withheld amounts are remitted to the appropriate Governmental Authority, and no Withholding Agent shall be required to pay any additional amounts with respect to such deducted or withheld amounts.

4.3.         Treatment of Stock-Based Awards.

(a)           Treatment of Company Options.  At the Effective Time, each outstanding option to purchase Shares under the Stock Plans (a “Company Option”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof be deemed to be vested, be cancelled and shall only entitle the holder of such Company Option to receive (without interest), at or as soon as reasonably practicable after the Effective Time, an amount in cash equal to the product of (i) the number of unexercised Shares subject to the Company Option immediately prior to the Effective Time multiplied by (ii) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option.  For purposes of the calculation set forth in the preceding sentence, the vesting of any Company Option subject to performance conditions shall be fully accelerated and deemed achieved contingent and effective upon the Closing.  For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b)           Treatment of Company RSUs.  At the Effective Time, each outstanding restricted stock unit under the Stock Plans (a “Company RSU”), whether vested or unvested, shall, automatically and without any action on the part of the holder thereof be deemed to be vested, be cancelled and shall only entitle the holder of such Company RSU to receive, at or as soon as reasonably practicable after the Effective Time, an amount in cash equal to the Per Share Merger Consideration plus any accrued and unpaid dividend equivalents with respect to such Company RSU; provided, that, with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c)           Corporate Actions.  At or prior to the Effective Time, the Company, the Company Board and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Options and the Company RSUs, in each case, pursuant to Section 4.3(a) and Section 4.3(b), including obtaining the acknowledgements set forth on Section 4.3(c) of the Company Disclosure Schedule.  The Company shall take all actions necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company RSUs.  The Surviving Corporation shall, subject to Section 4.2(h), pay through its payroll systems the amounts due in respect of Company Options and Company RSUs pursuant to Section 4.3(a) and Section 4.3(b).

4.4.         Adjustments to Prevent Dilution.  Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the number of Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities, or a different class, by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction the Per Share Merger Consideration shall be equitably adjusted to provide the holders of Shares, Company Options and Company RSUs the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 4.4 shall be construed to permit the Company or any Subsidiary of the Company to take any action otherwise prohibited by the terms of this Agreement.

ARTICLE V

Representations and Warranties

5.1.         Representations and Warranties of the Company.  Except as set forth in the Company Reports filed by the Company with the SEC since January 1, 2018 and publicly available prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor or in any other section thereof to the extent they are cautionary, predictive or forward-looking in nature, except to the extent such information consists of factual historical or current statements) or in the correspondingly numbered sections or subsections of the disclosure schedule delivered to Parent and Merger Sub by the Company immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)           Organization, Good Standing and Qualification.  The Company is a legal entity duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.  The Company is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each of the Company’s Subsidiaries and each joint venture entity set forth in Section 5.1(a) of the Company Disclosure Schedule (each, a “Joint Venture Entity”) is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or a similar concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company has made available to Parent, prior to the date of this Agreement, true, correct and complete copies of each of the Company’s Subsidiaries’ and each Joint Venture Entity’s certificate of incorporation and bylaws or comparable governing documents, each as amended to the date of this Agreement, and each, as so disclosed, is in full force and effect.

As used in this Agreement:  (i) the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries and (ii) the term “Material Adverse Effect” means any effect, change, event, condition, occurrence, development or state of facts or circumstances that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, properties, assets, liabilities, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that no effect, change, event, condition, occurrence, development or state of facts or circumstances to the extent resulting from the following shall on its own constitute or be considered in determining whether there has occurred a Material Adverse Effect:

(A)  changes in the global economy or capital or financial markets generally;

(B)  changes in United States generally accepted accounting principles (“U.S. GAAP”) or other accounting standards or interpretations thereof or in any Law or interpretations thereof;

(C)  changes in general regulatory, political or economic conditions in the industry or industries in which the Company operates;

(D)  general market or economic conditions in the industry or industries in which the Company operates;

(E)   the threat, occurrence, escalation, outbreak or worsening of any force majeure event, acts of God, acts of war, police or military action, armed hostilities, sabotage or terrorism;

(F)   the occurrence of any natural disaster;

(G)  a decline in the price or trading volume of the Shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries; provided that the exception in this clause (G) shall not prevent, subject to the other limitations set forth in this definition, any effect, change, event, condition, occurrence, development or state of facts or circumstances underlying such decline from being taken into account in determining whether a Material Adverse Effect has occurred;

(H)  the announcement or pendency of this Agreement, the Voting Agreement or the transactions contemplated hereby or thereby, including the Merger, the execution, performance or existence of this Agreement, the identity of the parties hereto or any of their respective Affiliates, Representatives or financing sources (including any actual or potential loss or impairment after the date hereof of any Contract or business relationship as a result of any of the foregoing) or any Action brought or threatened by shareholders of the Company asserting allegations of breach of fiduciary duty relating to this Agreement or the transactions contemplated hereby; provided, that the exception in this clause (H) shall not apply to references to “Material Adverse Effect” in the representations and warranties set forth in Section 5.1(d) (Governmental Filings; No Violations);

(I)    any failure by the Company to meet any (or the publication of any report regarding) projections, forecasts, budgets estimates or outlook of or relating to the Company or its Subsidiaries, including with respect to revenues or earnings or other internal or external financial or operating projections; provided that the exception in this clause (I) shall not prevent subject to the other limitations set forth in this definition, any change, effect, event, circumstance, occurrence or development underlying such decline from being taken into account in determining whether a Material Adverse Effect has occurred;

(J)    the taking or not taking of any action at the request of or with the express consent of Parent or Merger Sub or as expressly required by this Agreement (including any actual or potential loss or impairment after the date hereof of any Contract or business relationship as a result of such action or inaction); or

(K)  any event, condition or circumstance to the extent disclosed on the Company Disclosure Schedule;

provided, further, that, the exceptions in clauses (A) through (D) will not apply to the extent any such effect, change, event, condition, occurrence, development or state of facts or circumstances has a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its Subsidiaries conduct their businesses.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of 30,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Shares”).  As of the close of business on June 21, 2019, 12,327,791 Shares were issued and outstanding (excluding 5,390,652 Shares held in treasury) and no Preferred Shares were issued and outstanding on such date.  All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.  Other than Shares reserved for issuance under the Company’s 1994 Stock Incentive Plan and 2012 Equity Incentive Plan (the “Stock Plans”), the Company has no Shares or Preferred Shares reserved for issuance.  As of the close of business on June 21, 2019, 1,382,311 Shares were underlying outstanding Company Options and 284,500 Shares were underlying outstanding Company RSUs granted under the Stock Plans.  All of the outstanding shares of capital stock or other equity or voting securities of each of the Company’s Subsidiaries and, to the Knowledge of the Company, each Joint Venture Entity have been duly authorized and validly issued and are fully paid and nonassessable and are owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Lien, other than transfer restrictions imposed by any applicable Law; provided that with respect to the equity securities of each Joint Venture Entity, the foregoing representation is only given with respect to the interests owned by the Company and/or its Subsidiaries in such Joint Venture Entity as set forth in Section 5.1(b)(iii) of the Company Disclosure Schedule.  Except as set forth in this Section 5.1(b)(i) and except for securities issued after the date of this Agreement in compliance with Section 6.1(b), there are no other outstanding shares of capital stock of, or other equity or voting interests in, the Company, and there are no preemptive or similar rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, securities, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity to issue or sell to any Person any shares of capital stock or other securities of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person (other than the Company or one or more of its wholly-owned Subsidiaries) a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity.  Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Lien, other than transfer restrictions imposed by applicable securities Laws.  Since the close of business on June 21, 2019, (x) no Shares have been issued, except pursuant to the exercise of Company Options and the settlement of Company RSUs outstanding prior to the close of business on June 21, 2019 in accordance with the terms of the Stock Plans and (y) no grants or awards of Company Options, Company RSUs or other awards under the Stock Plans have been made.  The Company does not have outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  Other than the Voting Agreement, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Joint Venture Entity is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any voting or equity interests in the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity or any other agreement relating to the disposition, voting or dividends with respect to any voting or equity interests in the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity.

(ii)           Section 5.1(b)(ii) of the Company Disclosure Schedule contains a correct and complete list, as of the close of business on May 17, 2019, of all outstanding Company Options and Company RSUs granted under the Stock Plans by holder, including the date of grant, term, number of vested and unvested Shares subject thereto, vesting, exercisability or settlement schedules (as applicable), and exercise price, in each case, where applicable.  The Company has made available to Parent complete and accurate copies of (x) the Stock Plans; (y) forms of agreements evidencing Company Options; and (z) forms of agreements evidencing Company RSUs.  Each Company Option and Company RSU (A) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Stock Plan, (B) if applicable, has an exercise price per share of Company common stock equal to or greater than the fair market value of a share of Company common stock on the date of such grant, (C) qualifies for the Tax and accounting treatment afforded to such Company Option or Company RSU, as applicable, in the Company’s Tax Returns and the Company Reports, respectively and (D) does not trigger any liability for the holder thereof under Section

409A of the Code.  For the purposes of this Agreement, “Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with a second Person.

(iii)          Section 5.1(b)(iii) of the Company Disclosure Schedule sets forth (A) each of the Company’s Subsidiaries and each Joint Venture Entity and the ownership interest of the Company in each such Subsidiary and Joint Venture Entity, together with the jurisdiction of incorporation or formation of each such Subsidiary and Joint Venture Entity, as well as the ownership interest of any other Person or Persons in each such Subsidiary or Joint Venture Entity and (B) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person, together with the jurisdiction of incorporation or formation of each such Person.  The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any applicable antitrust, competition or merger control Laws promulgated by any non-U.S. Governmental Authority (and, together with the HSR Act, “Antitrust Laws”) in connection with the transactions contemplated by this Agreement.

(c)           Corporate Authority; Approval and Fairness.

(i)            Assuming the representations set forth in Section 5.2(g) are true, the Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate the transactions contemplated hereby and thereby, including the Merger, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”).  Assuming the representations set forth in Section 5.2(g) are true, each of this Agreement and the Voting Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The Company Board has (A) unanimously (1) determined that this Agreement, the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (2) approved and declared advisable this Agreement and the Voting Agreement and the transactions contemplated hereby and thereby, including the Merger and (3) resolved to recommend that the holders of Shares adopt this Agreement (the “Company Recommendation”); (B) unanimously directed that this Agreement be submitted to the holders of Shares for their adoption; and (C) received the opinion of its outside financial advisor, B. Riley FBR, Inc., to the effect that based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by the holders of Shares pursuant to this Agreement is fair, from a financial point of view, as of the date of such opinion, a copy of which opinion has been delivered to Parent.

Assuming the representations set forth in Section 5.2(g) are true, the Company Board has also taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Voting Agreement or the consummation of the transactions contemplated hereby or thereby in the manner contemplated hereby or thereby.

(d)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by the Company of this Agreement and the Voting Agreement and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, require no authorization or other action by or in respect of, or filing with, any (A) federal, state, local, municipal, foreign or other government; (B) governmental, quasi-governmental, supranational or regulatory authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body and any court or other tribunal); or (C) self-regulatory organization (including the NASDAQ Global Market or the NASDAQ Global Select Market (“NASDAQ”)) (each, a “Governmental Authority”) other than (1) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (2) compliance with any applicable requirements of the Antitrust Laws, (3) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (4) compliance with any applicable rules of NASDAQ and (5) where failure to obtain such authorization or take any such action would not reasonably be expected to have a Material Adverse Effect.

(ii)           Assuming the representations set forth in Section 5.2(g) are true, the execution, delivery and performance by the Company of this Agreement and the Voting Agreement and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, do not and will not (A) conflict with or result in any violation or breach of any provision of the Charter or bylaws of the Company or the similar organizational documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i), conflict with or result in a violation or breach of any applicable Law, (C) assuming compliance with the matters referred to in Section 5.1(d)(i), require any consent by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, modification, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries are entitled, under (I) any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each a “Contract”) binding upon the Company or any of its Subsidiaries or to which any of their respective properties, rights or other assets are subject or (II) any Company Permit governing the operation of the business of the Company or any of its Subsidiaries, or (D) result in the creation or imposition of any mortgage, lien, license, covenant not to sue, pledge, charge, security interest, deed of trust, right of first refusal, easement, or similar encumbrance in respect of such property or asset (each a “Lien”) on any property or asset of the Company or any of its Subsidiaries, except in the case of clauses (B), (C) and (D) above, any such violation, breach, conflict, default, right, termination, modification, acceleration, cancellation, loss or Lien that would not reasonably be expected to have a Material Adverse Effect.

(e)           Company Reports; Financial Statements; Internal Controls.

(i)            The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since January 1, 2017 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”).  Each of the Company Reports, at the time of its filing or being furnished (and, if amended, as of the date of such amendment, and, in the case of the Proxy Statement, at the date of mailing to shareholders of the Company and at the time of the Company Shareholders Meeting) complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (and, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their Representatives in writing specifically for inclusion in the Proxy Statement.

(ii)           The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.  Following the consummation of the Merger and the other transactions contemplated by this Agreement, the Company will not be required to be an SEC registrant.

(iii)          The Company and its Subsidiaries maintain disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e), as applicable, under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act.  Such disclosure controls and procedures provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the SEC and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosures.  The Company maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.  Since the Applicable Date, none of the Company’s auditors, the Company Board or the audit committee thereof have received any oral or written notification of, nor is any such Person aware of (A) any significant deficiencies or material weaknesses in the design or operation of the Company’s or any of its Subsidiaries’ internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(iv)          The consolidated financial statements included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present, or, in the case of consolidated financial statements included in or incorporated by reference into Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and their consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the respective periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments that would not be material in amount or effect), in each case in conformity with U.S. GAAP (except, in the case of the unaudited statements, to the extent permitted by the SEC) applied on a consistent basis during the periods involved, except as may be noted therein or in the notes thereto.

(v)           The books of account of the Company and its Subsidiaries have been kept accurately in all material respects in the ordinary course of business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.  The corporate records and minute books of the Company and each of its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, and such corporate records and minute books are complete and accurate in all material respects, including the fact that the minute books contain the minutes of all meetings of the boards of directors, committees of the board and the stockholders and all resolutions passed by the boards of directors, committees of the boards and the stockholders, except that minutes of certain recent meetings of the Company Board or committees thereof have not been finalized as of the date of this Agreement.

(vi)          Since January 1, 2017, (A) none of the Company or any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries has received any material written complaint or allegation regarding questionable financial accounting, internal accounting controls or auditing matters with respect to the Company or any of its Subsidiaries (I) through the Company’s whistleblower hotline, (II) that was otherwise reasonably credible or (III) from the Company’s outside auditors; and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported credible evidence of any material violation of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 or any rules and regulations promulgated thereunder, breach of fiduciary duty, or other similar material violation by the Company or any of its Subsidiaries.

(vii)         None of the Company or any of its Subsidiaries is a party to, nor does the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, on the other hand, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any arrangement described in Section 303(a)(4) of Regulation S-K)) where the intended result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements included in the Company Reports.

(f)            Absence of Certain Changes.  Since December 31, 2018 and through the date of this Agreement, there has not been any Material Adverse Effect.  From December 31, 2018 to the date of this Agreement, except as contemplated hereby, (i) the business of the Company and its Subsidiaries, taken as a whole, has been conducted in all material respects in the ordinary course and (ii) there has not been any action taken by the Company or its Subsidiaries that would have constituted a material breach of Section 6.1(b) (other than actions or events of the kind set forth in Sections 6.1(b)(vi), (vii), (xx) and (xxi) (as it relates to Sections 6.1(b)(vi), (vii) and (xx)) that have been taken or occurred in the ordinary course of business consistent with past practice), if such action had been taken after the date of this Agreement without the consent of Parent.

(g)           Litigation and Liabilities.

(i)            There are no currently pending or, to the Knowledge of the Company, threatened, civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings (each, an “Action”) before any Governmental Authority or arbitral tribunal to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Authority against or involving the Company or its Subsidiaries, in each case that (A) has a possibility of an unfavorable outcome that is not remote and, in the event of any such unfavorable outcome, the Company and its Subsidiaries would reasonably be expected to incur a loss that would reasonably be expected to exceed $500,000, (B) seeks (or sought) injunctive or other non-monetary relief that in either case would reasonably be expected to restrict the manner in which the Company and its Subsidiaries conduct their businesses in any material respect or (C) would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)           Neither the Company nor any of its Subsidiaries is, and since December 31, 2015, neither the Company nor any of its Subsidiaries has been, a party to or subject to the provisions of any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling determination, decision or verdict, whether civil, criminal or administrative, in each case, that is or was entered, issued, made or rendered by any Governmental Authority (each, an “Order”) that (A) restricts (or restricted) the manner in which the Company and its Subsidiaries conduct or conducted their businesses, (B) involves (or involved) payment by the

Company or its Subsidiaries of amounts in excess of $500,000 or (C) would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(iii)          There are no obligations or liabilities of the Company or any of its Subsidiaries (whether absolute, accrued, contingent, fixed or otherwise) of any nature, whether or not required to be recorded or reflected on a balance sheet in accordance with GAAP other than:

(A)  obligations or liabilities to the extent disclosed in the audited consolidated balance sheet of the Company for the year ended December 31, 2018 (or any notes thereto) or otherwise disclosed in the Company Reports since December 31, 2018;

(B)  obligations or liabilities arising in connection with the transactions contemplated by this Agreement or the Voting Agreement;

(C)  obligations or liabilities incurred in the ordinary course of business since December 31, 2018; or

(D)  obligations or liabilities that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

As used in this Agreement, the term “Knowledge” means, when used with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Legal Officer and Secretary or the Executive Vice President — IT and Operations; provided, that with respect to any representation or warranty made in respect of or pertaining to any Joint Venture Entity, “Knowledge” means the actual knowledge, with no duty of inquiry, of the aforementioned individuals.

(h)           Employee Benefits.

(i)            Section 5.1(h)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all material Benefit Plans, excluding any arrangement whereby sales employees of the Company are promised or paid additional sales bonuses by a third party supplier of the Company upon the achievement of certain sales objectives that relate to sales by the Company employee of the supplier’s products or services, in amounts previously agreed to by the third party supplier (each such arrangement, a “Spiff”) and separately identifies any Benefit Plans maintained outside of the United States primarily for the benefit of employees working outside of the United States (the “Non-U.S. Benefit Plans”).  For purposes of this Agreement, “Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries.  Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.  With respect to each material Benefit Plan (other than Spiffs), the Company has made available to Parent, to the extent applicable, accurate and complete copies of (A) the Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (B) a written description of such Benefit Plan if such plan is not set forth in a written document, (C) the most recently prepared actuarial report, (4) the most recent Internal Revenue Service (“IRS”) determination or opinion letter, and (D) all material correspondence to or from any Governmental Authority received in the last three years with respect to any Benefit Plan.

(ii)           Each Benefit Plan has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any Subsidiary with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, and (iii) there are no actions, suits or claims pending or, to the Company’s Knowledge, threatened (other than routine claims for benefits) with respect to any Benefit Plan which could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(iii)          Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect the qualification or tax exemption of any such Benefit Plan.

(iv)          Neither the Company nor any ERISA Affiliate has in the last six years (A) contributed (or had any obligation of any sort) to a plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, or (B) contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plan” within the meaning of Section 3(37) of ERISA.  For purposes of this Agreement, “ERISA Affiliate” means any entity which is considered a single employer with the Company under Section 4001 of ERISA or Section 414 of the Code.

(v)           None of the Benefit Plans promise or provide for retiree or post-employment health, medical, disability, life insurance or other welfare benefits to any Person, other than coverage mandated by applicable Law.

(vi)          Each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(vii)         Neither the execution and delivery of this Agreement, the Voting Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated hereby or by the Voting Agreement could, either alone or in combination with another event (A) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (B) accelerate the time of payment or vesting or materially increase the amount of compensation due to any such employee, director, officer or independent contractor, (C) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Benefit Plan, (D) otherwise give rise to any material liability under any Benefit Plan, (E) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent and its Subsidiaries to merge, amend, terminate or transfer the assets of any Benefit Plan or (F) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(viii)        Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan or other agreement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.  The Company has made available to Parent accurate and complete copies of any Section 280G calculations prepared (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated by this Agreement.

(ix)          All Non-U.S. Benefit Plans comply with applicable local Law, and all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(i)            Compliance with Laws; Company Permits.

(i)            Compliance with Laws.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) since January 1, 2017, the businesses of each of the Company and its Subsidiaries, and, to the Knowledge of the Company, each Joint Venture Entity have been, and are being, conducted in compliance with all applicable laws, statutes, codes, treaties and ordinances, common law, and any rules, regulations, standards, Orders and agency requirements of any Governmental Authority (collectively, “Laws”) and (B) since January 1, 2017, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity has received any written notice or written communication of any noncompliance with any Laws.

(ii)           Permits.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the Company and its Subsidiaries, and, to the Knowledge of the Company, each Joint Venture Entity hold all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders (including all product certifications) issued or granted by any Governmental Authority or other Person responsible for issuing such permit, certification, approval, registration, consent, authorization, franchise, variance, exemption or order (the “Company Permits”) necessary for the Company and its Subsidiaries, and, to the Knowledge

of the Company, each Joint Venture Entity to own, lease and operate their properties or other assets and to conduct their businesses in the manner in which they conduct them, (B) all such Company Permits of the Company and its Subsidiaries and, to the Knowledge of the Company, each Joint Venture Entity are valid and in full force and effect, (C) all documents submitted by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity to a Governmental Authority in order to obtain, maintain or defend any Company Permit were compiled, prepared and submitted in accordance with all applicable Laws, (D) the Company and its Subsidiaries, and, to the knowledge of the Company, each Joint Venture Entity are in compliance with such Company Permits and (E) there is not pending or, to the Company’s Knowledge, threatened any administrative or judicial proceeding that would reasonably be expected to result in any suspension, modification, revocation or cancellation of any of the Company Permits of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity.

(j)            Material Contracts.

(i)            As used in this Agreement, “Material Contract” means each Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, in each case as of the date hereof:

(A)  that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(B)  that contains any non-compete or exclusivity provisions to which the Company or any of its Affiliates is subject with respect to any line of business or geographic area with respect to the Company or any of its Affiliates, or which restricts the conduct of any line of business by the Company or any of its Subsidiaries or any geographic area in which the Company or any of its Subsidiaries conducts business;

(C)  that contains material rights of first or last offer, negotiation or refusal or a material obligation to lease real property, in each case, to which the Company or any of its Affiliates is subject;

(D)  that provides for or relates to a partnership, joint venture, collaboration or similar arrangement (in each case, other than with respect to wholly-owned Subsidiaries of the Company);

(E)   that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, bond, mortgage or other agreement providing for or guaranteeing indebtedness of any Person (except for any letter of credit or Contract solely among or between the Company and any of its Subsidiaries or any guaranty by the Company or any Subsidiary of the indebtedness or obligations of the Company or any Subsidiary) relating to indebtedness for borrowed money in an amount in excess of $2,000,000 individually;

(F)   that is a Real Property Lease;

(G)  (1) pursuant to which a third party has granted to the Company or any of its Subsidiaries a material license or other material right to any Intellectual Property Rights or IT Assets; or (2) pursuant to which the Company or any of its Subsidiaries has granted a third party a material license or other material right to any Intellectual Property or any IT Assets that are material to the business of the Company and its Subsidiaries (taken as a whole), in each case, other than any licenses or other rights granted to or by the Company or any of its Subsidiaries in the ordinary course of business.

(H)  under which the Company or any of its Subsidiaries grants to or receives from any significant supplier a license or any other right to use any Intellectual Property that is material to the business of the Company and its Subsidiaries (taken as a whole), except for licenses or other rights granted to or by the Company or any of its Subsidiaries for generally commercially available, non-customized software entered into in the ordinary course of business;

(I)    is a settlement or similar agreement with any Governmental Authority or order of a Governmental Authority (including any consent decree or settlement order) to which the Company or any of its Subsidiaries is subject involving future performance by, or continuing restrictions on, the Company or any of its Subsidiaries;

(J)    that is an acquisition agreement or a divestiture agreement pursuant to which (1) the Company reasonably expects that it or any of its Subsidiaries will be required to pay total consideration including assumption of debt after the date of this Agreement in excess of $1,000,000, (2) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries after the date of this Agreement with a fair market value or purchase price of more than $1,000,000, individually or in the aggregate or (3) any other Person has the right to acquire any shares of capital stock or other equity securities of the Company or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity securities, or any options, warrants, restricted shares, restricted share units, performance share units, stock appreciation rights, phantom stock or other rights of any kind to acquire any shares of such capital stock or other equity securities or such convertible or exchangeable securities or options or warrants (“Group Securities” and the equivalent securities of each Joint Venture Entity, collectively, “Joint Venture Entity Securities”), excluding, in the case of clauses (1) and (2), acquisitions or dispositions of supplies, inventory, merchandise or products or consumption of managed services assets in connection with the conduct of the Company’s and its Subsidiaries’ business or of supplies, inventory, merchandise, products, equipment, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or its Subsidiaries, and excluding, in the case of clause (3), rights pursuant to any Stock Plans or award thereunder;

(K)  that is with respect to an interest rate, currency or other swap or derivative transaction (other than between the Company and its Subsidiaries) with a fair value in excess of $1,000,000;

(L)   that obligates the Company or any of its Subsidiaries to make any capital commitment, loan or capital expenditure in an amount in excess of $2,000,000 in the aggregate in any one-year period after the date of this Agreement that cannot be terminated by the Company or any of its Subsidiaries on less than 60 days’ notice without payment or penalty;

(M) that is a Contract (other than any Benefit Plan) between the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity, on the one hand, and any current director or officer of the Company or its Subsidiaries, or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Shares (or any of such person’s affiliates, associates or family members) (other than Subsidiaries of the Company), on the other hand;

(N)  that is a written Contract by and among the Company or any of its Subsidiaries on the one hand, and any Joint Venture Entity, on the other hand; or

(O)  that is not covered by clauses (A) through (N) and involves or could reasonably be expected to involve the payment by or to the Company or any of its Subsidiaries of more than $2,000,000 in the aggregate in any future one-year period.

(ii)           The Company has made available to Parent prior to the date of this Agreement, accurate and complete copies of all written Material Contracts, including all amendments thereto.

(iii)          Each Material Contract is a valid and binding agreement of the Company and/or any of its Subsidiaries party thereto, enforceable against the Company and/or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except for such failures to be binding, enforceable or in full force and effect that have not had and would not reasonably be expected to have a Material Adverse Effect or prevent or materially adversely affect or delay the ability of the Company to carry out its obligations under this Agreement and to consummate the transactions contemplated hereby).  Neither the Company nor any of its Subsidiaries has received written notice of any default, violation or breach in any material respect under the terms of any such Material Contract (except as have not had and would not reasonably be expected to have a Material Adverse Effect or prevent or materially adversely affect or delay the ability of the Company to carry out its obligations under this Agreement and to consummate the transactions contemplated hereby).  The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby and the compliance by the Company with the provisions of this Agreement will not result in a breach or violation of, or default under, in any material respect, any Material Contract, except for such breaches, violations or defaults that would not reasonably be expected to, individually or in the aggregate, (A) prevent or materially impair or delay the ability of the Company to carry out its obligations under this Agreement, and to consummate the transactions contemplated hereby; or (B) otherwise have a Material Adverse Effect.

(k)           Customers.  Section 5.1(k) of the Company Disclosure Schedule sets forth a list of the top fifty largest customers, with respect to the fiscal year ended December 31, 2018, of the Company and its Subsidiaries during such period based on revenues received by the Company and its Subsidiaries in such period.  Since January 1, 2018, none of the Company or any of its Subsidiaries has had any outstanding material dispute with any of the twenty-five largest customers of the Company and its Subsidiaries based on revenues received by the Company and its Subsidiaries with respect to the fiscal year ended December 31, 2018 (each, a “Significant Customer”).  Since January 1, 2018, none of the Company or any of its Subsidiaries has received any written or, to the Knowledge of the Company, verbal notice from any Significant Customer that such customer shall not continue, or does not expect to continue, as a customer of the Company or any of its Subsidiaries, as applicable, or that such customer intends to materially reduce the scale of the business conducted with the Company or any of its Subsidiaries.

(l)            Real Property.

(i)            Title to Real Property; Liens.

(A)  Leased Real Property.  Set forth in Section 5.1(l)(i)(A) of the Company Disclosure Schedule is an accurate and complete list of all Leased Real Property and all Real Property Leases relating to such Leased Real Property.  Each of the Real Property Leases relating to the Leased Real Property is valid, binding and enforceable in accordance with its terms and is in full force and effect, except where the failure to be binding, enforceable or in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the Company’s Knowledge, there are no Liens on the estate or interest created by any such Real Property Lease, except Permitted Liens.

(B)  Owned Real Property.  Set forth in Section 5.1(l)(i)(B) of the Company Disclosure Schedule is an accurate and complete list of all land, buildings and improvements and other real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”).  The Company or its applicable Subsidiary has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Liens.  The Company has not leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof.  Other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein.

(C)  For purposes of this Agreement:

a.                                      “Leased Real Property” shall mean the leasehold or subleasehold interests and any other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interests in real property held by the Company or any of its Subsidiaries under the Real Property Leases.

b.                                      “Permitted Liens” shall mean: (1) liens for current Taxes that are not yet due or delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company Reports; (2) statutory liens or landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, workmen’s, materialmen’s or repairmen’s liens or other like Liens arising in the ordinary course of business with respect to amounts that not yet overdue or are being contested in good faith by appropriate proceedings and for which adequate reserves have been taken on the financial statements contained in the Company Reports; (3) with respect to the Real Property, zoning restrictions, minor title defects or irregularities that, in the case of zoning restrictions, are not violated by, and in each case do not, individually or in the aggregate, materially impair the use, occupancy or value of, such Real Property, the consummation of the transactions contemplated by this Agreement or the ordinary course operations or business of the Company and its Subsidiaries; (4) as to any Leased Real Property, any Lien affecting solely the interest of the landlord thereunder and not the interest of the tenant thereunder, which does not materially impair the use, occupancy or value of such Leased Real Property; (5) non-exclusive licenses of Intellectual Property Rights granted in the ordinary course of Business; (6) Liens to the extent disclosed or reflected on the consolidated balance sheet of the Company for the annual period ended December 31, 2018; and (7) the Liens listed on Section 5.1(l)(i)(C) of the Company Disclosure Schedule.

c.                                       “Real Property” shall mean the Leased Real Property and the Owned Real Property.

d.                                      “Real Property Leases” shall mean the leases, subleases, ground leases, licenses or other agreements, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto, pursuant to which the Company or any of its Subsidiaries leases any real property.

(D)  Neither the Company nor any applicable Subsidiary has received notice of or has, to the Company’s Knowledge, an expropriation or condemnation proceeding pending or threatened against any material Real Property.

(E)   To the Company’s Knowledge, the Company has not received any written notice that its present use of the Real Property is not in conformity in any material respect with all applicable Laws, rules, regulations and ordinances, including all applicable zoning Laws, ordinances and regulations and with all registered deeds, restrictions of record or other agreements affecting such Real Property.  No damage or destruction has occurred with respect to any of the Real Property that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(m)          Takeover Statutes.  Other than Section 203 of the DGCL, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s Charter or bylaws is applicable to the Company, Parent, Merger Sub, the Shares, this Agreement, the Voting Agreement or the transactions contemplated hereby and thereby, including the Merger.  There is no shareholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party to or otherwise bound.   Prior to the date of this Agreement, the Company Board has taken all action necessary so that, assuming the representations set forth in Section 5.2(g) are true, the restrictions set forth in Section 203 of the DGCL applicable to “business combinations” (as such term is defined in Section 203 of the DGCL) are and will be inapplicable to the execution and delivery of and performance under this Agreement and the Voting Agreement and the consummation of the transactions contemplated by hereby and thereby.

(n)           Environmental Matters.

(i)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A)  Each of the Company and its Subsidiaries is and has for the past five years been in compliance with all applicable Environmental Laws which compliance includes obtaining, maintaining and complying with all permits, notices, approvals and authorizations, if any, required under Environmental Laws in connection with the operation of the Company’s and its Subsidiaries’ business, as applicable.

(B)  Neither the Company nor any of its Subsidiaries has stored, released, used or disposed of any Hazardous Substances in a manner that would reasonably be expected to give rise to any liability under any Environmental Laws.

(C)  Neither the Company nor any of its Subsidiaries is the subject of any pending material claims, notices, demand letters, investigations, proceedings or information requests indicating or alleging any liability relating to any Environmental Law and, to the Knowledge of the Company, none are threatened.

(ii)           To the Knowledge of the Company, the Company has made available to Parent copies of all material environmental reports, assessments and studies in its possession concerning its or its Subsidiaries’ operations or any properties currently or formerly owned or operated by the Company or any of its Subsidiaries.

As used in this Agreement, (i) the term “Environmental Law” means any applicable federal, state or local law or other legal requirement pertaining to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety, including any law or legal requirement relating to Hazardous Substances and (ii) the term “Hazardous Substance” means any pollutant, contaminant, hazardous substance, hazardous waste or petroleum products, and any other chemical waste, substance or material listed in or regulated or identified in any Environmental Law.

(o)           Taxes.

(i)            The Company and each of its Subsidiaries (A) have duly and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete in all material respects; (B) have paid all material Taxes that are required to be paid (whether or not shown to be due on any such Tax Returns) or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes that are being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP in the financial statements included in the Company Reports filed prior to the date of this Agreement; and (C) other than as a result of extending the due date for filing a Tax Return, have not waived any statute of limitations with respect to any income Tax Return or any other material Tax Return or agreed to any extension of time with respect to a material Tax assessment or deficiency and there has been no request by a Governmental Authority to execute such a waiver or extension.  The federal income Tax Returns referred to in clause (i) have been examined by the IRS or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired.

(ii)           All deficiencies for Taxes asserted or assessed in writing against the Company or any of its Subsidiaries have been fully or timely paid, settled or properly reflected in the financial statements included in the most recent Company Reports.

(iii)          There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries except Liens for current Taxes not yet due and payable that may thereafter be paid without interest or penalty, and Liens for material Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP.  No deficiency for any amount of Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved.  As of the date of this Agreement, there are not pending or threatened any audits, suits, claims, examinations, investigations, proceedings or other administrative or judicial proceedings in respect of Taxes or Tax matters.  No written claim or, to the Knowledge of the Company, oral notice has been received by the Company or any of its Subsidiaries from a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns (i) indicating that the Company or any of its Subsidiaries are or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, (ii) indicating an intent to open an audit or other review or (iii) requesting information related to Tax matters.

(iv)          Neither the Company nor any of its Subsidiaries (A) is or will be required to include any material adjustment in taxable income for any Tax period ending after the Closing Date or in any Tax Return not yet filed pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring, or accounting methods employed, prior to the date of this Agreement; (B) has entered into a material transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of U.S. state, U.S. local or foreign Tax Law; or (C) will be required to recognize a material amount of taxable income or take into account any other measure of Tax that will be reportable in taxable periods beginning on or after the Closing Date that is attributable to a transaction or event that occurred prior to the Closing.  No power of attorney that currently is in effect has been granted by the Company or any of its Subsidiaries with respect to any Tax matter to any non-employee third party.

(v)           None of the Company or any of its Subsidiaries has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law relating to any taxable period ending after the Closing Date.

(vi)          None of the Company or any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a United States consolidated federal income Tax Return (other than the affiliated group of which the Company is the common parent); (ii) has any liability for the Taxes of any other Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax Law, as a transferee or successor, by contract, or otherwise; or (iii) is a party to any Tax sharing agreement other than with respect to any such agreement or arrangement solely among the Company and its Affiliates, or any gross-up and indemnification provisions in credit agreements, derivatives, leases, supply agreements or other commercial agreements, each of which legal arrangements being entered into in the ordinary course of business and the primary purposes of which being unrelated to Taxes, pursuant to which it will have any obligation to make any payments in respect of Taxes after the Effective Time.  In the last five years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(vii)         Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(p)           Labor Matters.

(i)            As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, nor is it currently negotiating in connection with entering into, any collective bargaining agreement or other agreement with a labor union, works council or similar organization, and, to the Company’s Knowledge, there are no union organizing activities involving any employees of the Company or any of its Subsidiaries, nor have there been any such activities within the past three years.

(ii)           As of the date hereof, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or material labor dispute, arbitration or grievance pending or, to the Company’s Knowledge, threatened, nor have there been any such actions within the past three years.  To the Company’s Knowledge, each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, sexual harassment and occupational safety and health.  Neither the Company nor any of its Subsidiaries is a party to, or is otherwise bound by, any consent decree with any Governmental Authority relating to employees or employment practices.  No material Action brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of any employees of the Company is pending or, to the Company’s Knowledge, threatened.  Neither the Company nor any of its Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

(q)           Intellectual Property.

(i)            Section 5.1(q)(i) of the Company Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of all (A) Owned Intellectual Property that is Registered (collectively, the “Registered Intellectual Property”), indicating for each item of Registered Intellectual Property, the record owner, registration or application number, and the jurisdictions in which each such item of Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed (or in the case of an Internet domain name, the applicable domain name registrar); and (B) all Social Media Accounts owned by, or used by or on behalf of, the Company or any of its Subsidiaries.  The Company or one of its Subsidiaries exclusively owns, free and clear of all Liens, each item included in the Registered Intellectual Property.

(ii)           to the Knowledge of the Company, the Company and its Subsidiaries, each as applicable, owns or has valid and sufficient rights to use, all Intellectual Property Rights and Social Media Accounts used in or otherwise necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted;

(iii)          to the Knowledge of the Company, none of the products or services distributed, sold or offered by the Company or any of its Subsidiaries nor the conduct of the businesses of the Company and its Subsidiaries currently infringes, misappropriates or violates in any material respect or has, during the three-year period prior to the date of this Agreement, infringed, misappropriated or violated the Intellectual Property Rights of any Person in any material respect;

(iv)          to the Knowledge of the Company, no Person currently infringes, misappropriates or otherwise violates any Owned Intellectual Property in any material respect;

(v)           within the prior three years, neither the Company nor any of its Subsidiaries has received any written claim or notice from any Person (including by way of a cease and desist letter or an offer for a license) (A) alleging any infringement, violation or misappropriation of Intellectual Property Rights of any Person in any material respect; or (B) advising that such Person is challenging or threatening to challenge the ownership, use, validity or enforceability of any Owned Intellectual Property;

(vi)          within the prior three years, to the Knowledge of the Company, there has been no unauthorized access to or unauthorized use of any Social Media Accounts owned by, or used by or on behalf of, the Company or any of its Subsidiaries;

(vii)         except as set forth in Section 5.1(q)(vii) of the Company Disclosure Schedule, there is not presently any Action before any Governmental Authority to which the Company or any of its Subsidiaries is a party or any Action by any Governmental Authority against or involving the Company or its Subsidiaries, or, to the Knowledge of the Company, is any such Action threatened against the Company or any of its Subsidiaries, in each case, concerning the ownership, validity, registrability, enforceability or use of, or licensed right to use, any Intellectual Property Rights;

(viii)        the Company and each of its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of any material Trade Secrets that are owned, used or held by the Company or any of its Subsidiaries, and such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate confidentiality restrictions or non-disclosure agreements;

(ix)          the IT Assets (A) operate and perform in all material respects as required by the Company and its Subsidiaries and are otherwise sufficient for the needs of the Company and its Subsidiaries in connection with the businesses of the Company and its Subsidiaries as currently conducted, (B) within the prior three years, have not materially malfunctioned or failed and (C) to the Knowledge of the Company, are free from material bugs or other defects, and do not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials; the Company and its Subsidiaries have in place commercially reasonable disaster recovery and business continuity plans, procedures and technologies; to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets during the three-year period prior to the date of this Agreement;

(x)           except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (A) the Company and each of its Subsidiaries have complied in all material respects with all applicable Laws and contractual and fiduciary obligations relating to the collection, storage, use, transfer and any other processing of any Personal Information collected or used by the Company or any of its Subsidiaries; (B) the Company and each of its Subsidiaries has taken commercially reasonable steps to protect all such Personal Information against unwanted loss and unauthorized access, use or disclosure; and (C) there has been no unauthorized access to or misuse of such Personal Information;

(xi)          except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have not provided copies, nor agreed to provide copies (including pursuant to any escrow arrangement), of any source code for any software owned or developed by the Company or any of its Subsidiaries (such software, “Company Proprietary Software”) to any other Person, other than employees, contractors and consultants in the ordinary course of business consistent with past practice and subject to appropriate confidentiality restrictions; no event has occurred and no circumstance or condition exists that (with or without notice or the lapse of time, or both) will result in the delivery of any source code for any Company Proprietary Software to any other Person;

(xii)         For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property Rights” means any or all material intellectual and industrial property and proprietary rights, including: (a) patents, trademarks, service marks, trade names, copyrights and copyrighted works (including website content and advertising materials), Internet domain names, designs; (b) trade secrets, know-how and other information of a confidential nature (collectively, “Trade Secrets”); (c) applications for and registrations of the foregoing (including divisions, provisional, continuations, continuations-in-part, reissues, re-examinations, foreign counterparts, extensions and renewals); (d) inventions (whether patentable or not), discoveries, utility models, processes, formulae, methods, confidential information, schematics, technology, computer software programs and applications, code, databases, systems and documentation; and (e) customer lists and confidential information.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, used by the Company or any of its Subsidiaries.

“Owned Intellectual Property” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Personal Information” means any information that alone or in combination with other information collected or used by the Company or any of its Subsidiaries can be used to specifically identify a Person.  Personal Information includes credit card numbers, bank account numbers and other payment information, any individual’s name, address or phone number, usernames and passwords, social security numbers (or similar identification numbers), dates of birth and email addresses.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Social Media Accounts” means social media profiles, accounts and handles, including those made available through Facebook, Twitter, Instagram and other similar platforms.

(r)            Certain Business Practices.

(i)            The Company, its Subsidiaries and, to the Knowledge of the Company, each Joint Venture Entity, and, to the Knowledge of the Company, each of their respective directors, officers, employees, consultants, sales representatives, distributors and agents have complied in all material respects with the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd1, et seq.), the UK Bribery Act, any applicable Law enacted in connection with, or arising under, the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Officials in International Business Transactions and any other applicable Law that relates to bribery or corruption (collectively, “Anti-Bribery Laws”).  The Company and its Subsidiaries and, to the Knowledge of the Company, each Joint Venture Entity (x) have instituted policies and procedures reasonably designed to ensure compliance with applicable Anti-Bribery Laws and (y) have maintained in all material respects such policies and procedures in full force and effect.

(ii)           Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Joint Venture Entity, nor, to the Company’s Knowledge, any director, officer, employee, consultant, sales representative, distributor or agent of the Company or any of its Subsidiaries or any Joint Venture Entity acting on behalf of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity, have been subject to any Actions or Orders, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Joint Venture Entity in any way relating to applicable Anti-Bribery Laws.

(s)            Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has employed B. Riley FBR, Inc. as its outside financial advisor.  Prior to the date of this Agreement, the Company has delivered to Parent complete and accurate copies of all agreements pursuant to which its outside financial advisor is entitled to any fees and expenses in connection with this Agreement, the Voting Agreement or the transactions contemplated hereby or thereby, including the Merger.

(t)            No Other Representations or Warranties.  Except for the representations and warranties in Section 5.2, the Company acknowledges and agrees that neither Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company in connection with the Merger and other transactions contemplated by this Agreement, including the accuracy and completeness thereof, and the Company has not relied on any information or any representation or warranty not set forth in Section 5.2.

5.2.         Representations and Warranties of Parent and Merger Sub.  Except as set forth in the correspondingly numbered sections or subsections of the disclosure schedule delivered to the Company by Parent immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to the extent (and only to the extent) that the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub each hereby represent and warrant to the Company that:

(a)           Organization, Good Standing and Qualification.  Each of Parent and Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business require such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to prevent, materially delay or materially impair the ability of Parent or Merger Sub, as applicable, to consummate the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

(b)           Corporate Authority.  No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Voting Agreement or the transactions contemplated hereby or thereby, including the Merger.  Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and the Voting Agreement and to consummate transactions contemplated hereby and thereby, including the Merger, subject only to the approval of this Agreement by the sole shareholder of Merger Sub.  Each of this Agreement and the Voting Agreement have been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           Governmental Filings; No Violations.

(i)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Voting Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby require no authorization or other action by or in respect of, or filing with, any Governmental Authority other than (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (B) compliance with any applicable requirements of the Antitrust Laws, (C) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws, (D) compliance with any applicable rules of NASDAQ, and (E) where the failure to take such actions or obtain such authorization would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance by Parent and Merger Sub of this Agreement and the Voting Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not (A) conflict with or result in any violation or breach of any provision of the certificate or articles of incorporation or bylaws of Parent or Merger Sub, respectively, or the similar organizational documents of any of Parent’s Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.2(c)(i), conflict with or result in a violation or breach of any applicable Law or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), require any consent by any Person, except in the case of clauses (B) and (C) above, any such violation, breach or conflict that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d)           Litigation.  There are no pending or, to the knowledge of the executive officers of Parent, threatened Actions against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement or the Voting Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e)           [Reserved].

(f)            Ownership of Merger Sub; No Prior Activities.  The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.  Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g)           Interested Stockholder Statutes.  For the three years prior to the date of the Voting Agreement, none of Parent, Merger Sub or any of their respective “affiliates” or

“associates” (as defined in Section 203 of the DGCL) or, to the Knowledge of Parent, any of its stockholders has been an “interested stockholder” (as defined in Section 203 of the DGCL) with respect to the Company.  Other than any deemed beneficial ownership resulting from the execution and delivery of the Voting Agreement, neither Parent, nor any of its Subsidiaries beneficially owns any Shares.

(h)           Brokers and Finders.  Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent, neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees for which the Company would be responsible in connection with this Agreement, the Voting Agreement or the transactions contemplated hereby or thereby, including the Merger.

(i)            Debt Financing.  Parent has delivered to the Company a true and correct copy of an executed debt commitment letter to Parent (the “Commitment Letter”) pursuant to which the lender named therein (the “Lender”) has committed, subject only to the terms and conditions set forth therein, to lend Parent (and certain of Parent’s Subsidiaries) the amounts set forth therein (the “Financing”) for the purpose of funding the transactions contemplated by this Agreement.  Parent has also delivered to the Company a true and complete (other than the redactions referenced herein) copy of any fee letter related to the Commitment Letter (it being understood that any such fee letter provided to the Company shall be redacted in a customary manner solely with respect to the fees, pricing caps and certain economic terms (including economic flex terms), which redacted information does not adversely affect the amount, availability or conditionality of the funding of the Financing) (any such fee letter, a “Fee Letter”).  As of the date hereof, the Commitment Letter and the Fee Letters (i) are in full force and effect and (ii) have not been withdrawn or terminated or otherwise amended or modified in any respect.  As of the date hereof, each Fee Letter and the Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, subject in each case to the bankruptcy and principles of equity exceptions.  As of the date hereof, there are no other agreements, side letters, understandings or arrangements relating to the Commitment Letter or Fee Letters, the Financing or any alternative debt financing for the transactions contemplated hereby to which Parent or any of its Subsidiaries is a party (other than the Commitment Letter and the Fee Letters).  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Commitment Letter or Fee Letters.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Commitment Letter.  Parent has (or has caused to be) fully paid any and all commitment fees or other fees required by the Commitment Letter or Fee Letters to be paid by it on or prior to the date of this Agreement.  As of the date hereof, assuming the accuracy of the representations and warranties set forth in Section 5.1 and the performance by the Company of its obligations under Article VI and the satisfaction of the conditions set forth in Article VII, Parent is not aware of any fact or occurrence that, with or without notice, lapse of time or both, would reasonably be expected to (i) result in any of the conditions in the Commitment Letter not being satisfied, or (ii) otherwise result in the Financing not being available on a timely basis and in a sufficient amount, in each case in order to consummate the transactions contemplated by this Agreement. The net proceeds from the Financing, together with cash on hand of Parent and its Subsidiaries and the Company and the Subsidiaries, will be sufficient to consummate the transactions contemplated by this Agreement. Parent confirms that it is not a condition to Closing or any of its other obligations under this Agreement that Parent obtain financing for or in connection with the transactions contemplated by this Agreement.

(j)            No Other Representations or Warranties.  Except for the representations and warranties in Section 5.1 (as modified by the Company Disclosure Schedule), each of Parent and Merger Sub acknowledges and agrees that neither the Company nor its Subsidiaries, Affiliates or Representatives or the Joint Venture Entity, nor any Person on their behalf makes any express or implied representation or warranty with respect to the Company or any Subsidiary of the Company or the Joint Venture Entity or with respect to any other information, including the accuracy and completeness thereof, provided to Parent or Merger Sub in connection with the Merger and the other transactions contemplated by this Agreement (including any relating to financial condition, results of operations, prospects, assets or liabilities of the Company or its Subsidiaries or the Joint Venture Entity), and neither Parent nor Merger Sub has relied on any information or any representation or warranty not set forth in Section 5.1.  Without limiting the express representations and warranties in Section 5.1, and without limiting the broad nature of the disclaimer set forth in the prior sentence, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty is made or implied as a result of the Company making available to Parent and Merger Sub any management presentations, information, documents, projections, forecasts and other material in the electronic data room maintained by or on behalf of the Company to which Parent and its Representatives were provided access prior to the date of this Agreement (the “Data Room”) or otherwise, including the accuracy and completeness thereof, and neither Parent nor Merger Sub has relied on such information.

ARTICLE VI

Covenants

6.1.         Interim Operations.

(a)           Except as otherwise (i) expressly permitted or required by this Agreement, (ii) required by applicable Law, (iii) expressly approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (iv) expressly set forth in Section 6.1(a) of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will, and will cause its Subsidiaries to conduct their businesses in the ordinary course of business consistent with past practice and use its and their reasonable best efforts to maintain and preserve intact the material aspects of their business organizations, to maintain their business relationships and goodwill with suppliers, contractors, distributors, customers, partners, employees, licensors, licensees and others having material business relationships with it, to retain the services of the Company’s and its Subsidiaries’ employees and business associates and agents and to comply in all material respects with all applicable Laws and the requirements of all Material Contracts.

(b)           Without limiting the generality of the foregoing, except as otherwise expressly (x) permitted or required by this Agreement, (y) approved in writing by Parent (such approval not to be unreasonably withheld, delayed or conditioned) or (z) set forth in Section 6.1(b) of the Company Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company will not, and will cause its Subsidiaries not to:

(i)            (x) adopt or propose any change in the Charter or bylaws of the Company or (y) adopt any change in the comparable organizational document of any Subsidiary of the Company;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transaction between or among any of its Subsidiaries that would not impose, individually or in the aggregate, any changes or restrictions on its assets, operations or business or on the assets, operations and business of the Company and its Subsidiaries taken as a whole that would be adverse to Parent or any of its Affiliates, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreement or arrangement imposing, individually or in the aggregate, any changes or restrictions on the assets, operations or business or on the assets, operations and business of the Company or any of its Subsidiaries that would be adverse to Parent or any of its Affiliates;

(iii)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, rights, interests or businesses (other than purchases of supplies, equipment, managed services, cloud services, software or inventory in the ordinary course of business consistent with past practice);

(iv)          sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire, transfer or dispose of, or create or incur any Lien (other than Permitted Liens) on, any of the Company’s or its Subsidiaries’ material assets (including Intellectual Property Rights), securities, properties, rights, interests or businesses (including pursuant to any sale-leaseback transaction or asset securitization transaction but excluding any sale, disposition, lease or license of inventory or product in the ordinary course of business consistent with past practice);

(v)           purchase, redeem or otherwise acquire, or authorize or agree to purchase, redeem or acquire, any Group Securities (other than Group Securities of wholly owned Subsidiaries of the Company and other than the acceptance of Shares as payment for the exercise price of Company Options (including pursuant to a net exercise feature) or for withholding taxes incurred in connection with the exercise of Company Options or the vesting or net settlement of other Group Securities outstanding under the Stock Plans (and dividend equivalents thereon, if any), in each case to the extent such Group Securities for withholding taxes that are outstanding as of the date of this Agreement and in accordance with their applicable terms on the date of this Agreement);

(vi)          except (A) for Shares issuable upon the exercise or conversion of Company Options or Company RSUs outstanding on the date hereof; or (B) with respect to Parent’s and Merger Sub’s participation in the transactions contemplated by this Agreement, issue, sell, grant, dispose of, pledge, deliver, transfer or otherwise encumber or authorize, propose or agree to the issuance, sale, grant, disposition, pledge, delivery, transfer or encumbrance by the Company or any of its Subsidiaries of, any Group Securities;

(vii)         make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries), whether or not in the ordinary course of business consistent with past practice, in an amount greater than $500,000 individually or $2,000,000 in the aggregate;

(viii)        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any Group Securities  or consent to any dividend or distribution of each Joint Venture Entity (except for dividends or other distributions paid by any wholly-owned Subsidiary of the Company to the Company or to any other wholly-owned Subsidiary of the Company or pro rata dividends or distributions by Joint Venture Entities) or enter into any agreement with respect to the voting of Group Securities or Joint Venture Entity Securities;

(ix)          reclassify, split, combine or subdivide any of the capital stock of the Company;

(x)           create, incur or assume any material indebtedness for borrowed money (other than trade payables (including, for avoidance of doubt, indebtedness associated with the purchase of products or services of the Company) and company credit cards, in each case in the ordinary course of business consistent with past practice) or guarantee, endorse or otherwise become responsible (whether directly, contingently or otherwise) for any such indebtedness;

(xi)          other than facilities or technology capital expenditures in the ordinary course of business consistent with past practice, make or commit to any capital expenditure or expenditures in an amount greater than $500,000 individually or $2,000,000 in the aggregate;

(xii)         enter into any agreement, arrangement or commitment that materially limits or otherwise restricts the Company or its Subsidiaries from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material changes or restrictions on its assets, operations or business, except in the ordinary course of business consistent with past practices;

(xiii)        (A) enter into any Contract that, if in effect on the date hereof, would have been a Material Contract (other than in the ordinary course of business consistent with past practices), (B) terminate or amend or modify in any material respect any Material Contract or any Contract that, if in effect on the date hereof, would have been a Material Contract (other than terminations or amendments in the ordinary course of business consistent with past practice), (C) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or material liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract or any Contract that, if in effect on the date hereof, would have been a Material Contract or (D) enter into any Contract that contains a change of control provision or any similar provision that would require a payment to the other party or parties thereto as a result of the consummation of the Merger or the other transactions contemplated by this Agreement (including in combination with any other event or circumstance); it being agreed that the entry into, termination, amendment or modification of any Contract that (x) is or would be a Material Contract of the type described in clauses (A), (B), (C), (D), (F) (with respect to entering into a new Real Property Lease or terminating, amending or modifying a Real Property Lease in effect as of the date of this Agreement), (J), (K), (M) or (N) of Section 5.1(j)(i), or (y) will involve payments to or from the Company and/or any of its Subsidiaries in excess of $15,000,000 in any one-year period, in each case, will not be considered to be in the ordinary course of business consistent with past practices;

(xiv)        materially change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act;

(xv)         agree to or otherwise settle, compromise or otherwise resolve in whole or in part any Action for an amount in excess of $500,000 individually or $2,000,000 in the aggregate; provided, however, neither the Company nor any of its Subsidiaries shall settle any Action (regardless of the amount involved) if any such settlement would impose any material obligation or restriction on the Company or its Subsidiaries from time to time or on the Company’s or its Subsidiaries’ ability to own or operate any of its assets, licenses, operations, rights, product lines, businesses or interests therein or require any material changes to the business of the Company or its Subsidiaries from time to time;

(xvi)        except as may be required by applicable Law, (A) make a new material Tax election or change any material Tax election, (B) change any entity classification of any Subsidiary, (C) create a permanent establishment in any country other than the country in which the Company or any of its Subsidiaries is organized, (D) file any amended income Tax Return or other material amended Tax Return, (E) adopt or change any annual Tax accounting period or material accounting method for Taxes, (F) settle or compromise any material Tax claim, (G) surrender any material claim for a refund of Taxes, (H) enter into any closing agreement relating to Taxes or (I) file any income Tax Return or other material Tax Return that is inconsistent with past practice;

(xvii)       take or fail to take any action that would reasonably be expected to result in any of the conditions set forth in Article VII (Conditions) not to be satisfied or prevent or materially impede the consummation of the transactions contemplated by this Agreement, except as permitted under Section 6.2;

(xviii)      announce, implement or effect any material reduction in labor force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company (including any “plant closing” or “mass layoff” as those terms are defined in the WARN Act or any similar action under a similar Law), other than routine employee terminations in the ordinary course of business consistent with past practice;

(xix)        adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

(xx)         except as required by applicable Law or pursuant to the terms of any Benefit Plan as in effect as of the date of this Agreement and set forth in the Company Disclosure Schedule, (A) terminate, adopt, establish, enter into, amend or renew (or communicate any intention to take such action) any Benefit Plan, (B) increase in any manner the compensation, benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants who are natural persons of the Company or its Subsidiaries, (C) pay any bonus or incentive compensation under any Benefit Plan, other than payments based on actual performance for completed performance periods, (D) accelerate the vesting of or lapsing of restrictions, or amend the vesting requirements, with respect to any equity-based compensation or other long-term incentive compensation under any Benefit Plan, (E) grant any new awards, or amend or modify the terms of any outstanding awards, under any Benefit Plan, (F) take any action to accelerate the payment, or to fund or secure the payment, of any amounts under any Benefit Plan, (G) forgive any loans or issue any loans (other than routine travel advances issued in the ordinary course of business) to any Company employee, (H) hire any employee or consultant who is a natural person with a target total annual cash compensation (e.g., base pay or base rate and short-term cash incentive target amounts) opportunity in excess of $200,000, (I) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization or (J) terminate without cause the employment of any executive officer of the Company; or

(xxi)        agree, authorize or commit to do any of the foregoing.

(c)           Prior to making any broad-based written or oral communications to the officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication (or, in the case of any oral communications, copies of scripts, talking points or other similar materials), upon providing Parent with the communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(d)           Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company and its Subsidiaries prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2.         Acquisition Proposals; Change of Recommendation.

(a)           No Solicitation or Negotiation.  Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and each of their respective directors and officers not to, and shall use its reasonable best efforts to cause its and its

Subsidiaries’ employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i)            initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry, proposal, indication of interest or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(ii)           engage in, continue or otherwise participate in any discussions or negotiations relating to any Acquisition Proposal or any inquiry, proposal, indication of interest or offer that could reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this provision prohibit such discussions);

(iii)          provide any information to any Person in connection with any Acquisition Proposal;

(iv)          subject to Section 6.2(i), waive, terminate, modify or fail to enforce any “standstill” or confidentiality or similar obligation of any Person (other than any party hereto) with respect to the Company or any of its Subsidiaries; or

(v)           otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)           Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Requisite Company Vote is obtained, in response to an Acquisition Proposal not solicited in material violation of this Section 6.2, the Company may:

(i)            contact the Person making such Acquisition Proposal or its Representatives solely to ascertain the facts or clarify the terms and conditions of such Acquisition Proposal;

(ii)           provide information in response to a request therefor (including non-public information regarding the Company or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Parent substantially concurrently at the time such information is made available to such Person (and in any event within 24 hours of such time) and that, prior to furnishing any such information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms not less restrictive, with respect to confidentiality, to the other party than the terms in the Confidentiality Agreement are on Parent; provided, that the Company shall not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibits the Company from complying with its obligations under this Agreement; provided, further, that the Company shall not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 6.2 or otherwise prohibit the Company from complying with its obligations under this Agreement; and

(iii)          participate in discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (ii) or (iii) above, the Company Board determines in good faith after consultation with outside legal counsel that (A) based on the information then available and after consultation with its outside financial advisors, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)           The Company shall promptly (and, in any event, within 24 hours) give written notice to Parent if the Company or any of its Subsidiaries receives (i) any inquiry, proposal, indication of interest or offer with respect to an Acquisition Proposal, (ii) any request by any Person or group for information in connection with or with respect to any Acquisition Proposal, or (iii) any request by any Person or group for discussions or negotiations, or to initiate or continue discussions or negotiations, with respect to an Acquisition Proposal, setting forth in such notice the name of such Person or group and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written request, inquiry, proposal, indication of interest or offer) and thereafter shall keep Parent informed, on a reasonably current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(d)           For purposes of this Agreement:

“Acquisition Proposal” means any proposal, indication of interest or offer relating to (i) a merger, joint venture, partnership, collaboration, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, (ii) any acquisition by any Person or group resulting in, or any proposal, indication of interest or offer that in the case of either of the foregoing clauses (i) or (ii), if consummated, would result in any Person or group becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries or assets representing 15% or more of the consolidated net revenues, net income or total assets (including equity securities of any of the Company’s Subsidiaries and equity securities of any other entity) of the Company or (iii) any combination of the foregoing, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal that did not result from a material breach of this Agreement or the Voting Agreement that would result in any Person or group becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power or of any class of equity securities of the Company or assets representing more than 50% of the consolidated net revenues, net income or total assets (including equity securities of the Company’s Subsidiaries and equity securities of any other entity) of the Company, that the Company Board has determined in good faith, after consultation with its outside legal counsel and its outside financial advisor, taking into account all legal, financial, financing and regulatory aspects of the Acquisition Proposal, the identity of the Person(s) making the proposal and the likelihood of the proposal being consummated in accordance with its terms, that, if consummated, would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement (after taking into account any revisions to the terms of this Agreement proposed by Parent pursuant to Section 6.2(f)).

(e)           No Change of Recommendation or Alternative Acquisition Agreement.  Except as permitted by Section 6.2(f) and Section 6.2(g), the Company Board, including any committee thereof, shall not:

(i)            withhold or withdraw or fail to make when required by this Agreement (or publicly propose or resolve to withhold or withdraw or fail to make when required by this Agreement) the Company Recommendation with respect to the Merger;

(ii)           qualify or modify (or publicly propose or resolve to qualify or modify) the Company Recommendation with respect to the Merger in a manner adverse to Parent;

(iii)          approve or recommend, or publicly declare advisable, any Acquisition Proposal;

(iv)          fail to include the Company Recommendation in the Proxy Statement;

(v)           if any Acquisition Proposal that is structured as a tender offer or exchange offer for outstanding Shares is commenced pursuant to Rule 14d-2 of the Exchange Act, fail to recommend against acceptance of such offer by the Company’s stockholders within ten Business Days following a request by Parent or, if sooner, the Business Day prior to the Company Shareholders Meeting;

(vi)          approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, collaboration agreement or other agreement (other than a confidentiality agreement pursuant to Section 6.2(b), in each case providing for an Acquisition Proposal (an “Alternative Acquisition Agreement,”; the transaction(s) contemplated thereby, an “Alternative Transaction”); and any of the actions set forth in the foregoing clauses (i) through (vi), a “Change of Recommendation”)); or

(vii)         cause or permit the Company to enter into an Alternative Acquisition Agreement.

(f)            Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (x) in the case that the Change of Recommendation is not made in response to an Acquisition Proposal, that an Intervening Event has occurred and the failure to take such action would be in violation of the directors’ fiduciary duties under applicable Law, and (y) in the case that such Change of Recommendation is made in response to an Acquisition Proposal, such Acquisition Proposal constitutes a Superior Proposal and the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Company Board shall not take any action set forth above unless and until (1) the Company has given Parent written notice of its intention to take such action three Business Days in advance, which notice shall comply with the provisions of Section 6.2(c) (if applicable), setting forth in writing that management of the Company intends to recommend to the Company Board that it take such action; (2) after giving such notice and prior to taking such action, the Company has negotiated in good faith with Parent (to the extent Parent wishes to negotiate) to enable Parent to propose in writing a binding offer to make such revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, in the case of a Change of Recommendation not involving an Acquisition Proposal, that the failure to effect a Change of Recommendation would not be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law); and (3) at the end of the three Business Day period and prior to taking any such action, the Company Board has considered in good faith any such binding offer to make revisions to the terms of this Agreement proposed by Parent and any other information offered by Parent in response to the notice, and has determined in good faith, after consultation with outside legal counsel and its outside financial advisors, that in the case of a Superior Proposal, the Superior Proposal continues to constitute a Superior Proposal (or, in the case of a Change of Recommendation not involving an Acquisition Proposal, that the failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law) if such changes proposed in such binding offer by Parent were to be given effect.  In the event of any modification to the financial terms or any other material terms of any Acquisition Proposal, the proviso in the immediately preceding sentence shall apply again with references to “three Business Days” being replaced with “two Business Days”.

“Intervening Event” means a change, effect, event, circumstance or development that was not known to or reasonably foreseeable by the Company or the Company Board as of the date of this Agreement; provided, however, that in no event shall any of the following constitute or be deemed to be an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal or any matter arising therefrom; (ii) changes in the stock price of the Company, as such, it being understood that, subject to the other limitations set forth in this definition, one or more events underlying a change in the Company’s stock price may qualify as an Intervening Event; (iii) any event, change or circumstance relating to Parent, Merger Sub or any of their respective Affiliates; (iv) the timing of any regulatory approvals or other action by or in respect of any Governmental Authority; or (v) any failure by the Company to meet any (or the publication of any report regarding) projections, forecasts, budgets estimates or outlook of or relating to the Company or its Subsidiaries, including with respect to revenues or earnings or other internal or external financial or operating projections.

(g)           Certain Permitted Disclosure.  Nothing contained in this Agreement shall prohibit the Company, the Company Board or any committee of the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law; provided, however, that if such disclosure has the substantive effect of withholding or withdrawing, adversely qualifying, modifying or failing to make when required by this Agreement the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(g); it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(h)           Existing Discussions.  The Company shall, and shall cause its Subsidiaries and their respective Representatives to immediately cease and cause to be terminated any discussions and negotiations with any Person conducted heretofore with respect to any Acquisition Proposal or proposal or transaction that could reasonably be expected to lead to an Acquisition Proposal.  The Company shall within 24 hours after execution of this Agreement deliver a written notice to each such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal or proposal or transaction that could reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries.  The Company will immediately terminate all physical and electronic data access previously granted to such Persons.

(i)            Limits on Release of Standstill and Confidentiality.  During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement entered into in connection with any Acquisition Proposal proposed, discussed or negotiated on or prior to the date of this Agreement to which the Company or any of its Subsidiaries is a party and shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof.  Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar obligation of any Person (i) if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (ii) to the extent such provisions would prohibit any Person or Group from making an Acquisition Proposal privately to the Company Board.

6.3.         Proxy Statement Filing; Information Supplied.

(a)           The Company shall prepare and file with the SEC, as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement, a proxy statement in preliminary form relating to the Company Shareholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”).  The Company shall promptly notify Parent of the receipt of all comments from the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement.  The Company shall use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC, and the Company shall cause the definitive Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the date the SEC staff advises (i) that it has no further comments thereon or (ii) that the Company may commence mailing the Proxy Statement.  The Company agrees, as to itself and its Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Parent agrees that none of the information supplied by it in writing specifically for inclusion in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The Company shall provide legal counsel to Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement and any other documents related to the Company Shareholders Meeting prior to filing such documents with the applicable Governmental Authority and mailing such documents to the Company’s stockholders.  The Company shall include in the Proxy Statement and such other documents related to the Company Shareholders Meeting all comments reasonably proposed by Parent or its legal counsel and agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content reasonably satisfactory to Parent.  The foregoing provisions of this Section 6.3(b) shall not apply to any document relating to a Change of Recommendation.

6.4.         Company Shareholders Meeting.

(a)           The Company will take, in accordance with applicable Law and its Charter and bylaws, all action necessary to convene a meeting of the holders of Shares (the “Company Shareholders Meeting”) as promptly as practicable after the SEC confirms that it has no further comments on the Proxy Statement, to consider and vote upon the adoption of this Agreement and to cause such vote to be taken, and shall not postpone or adjourn such meeting, except to the extent required by Law or pursuant to this Section 6.4(a).  Notwithstanding anything to the contrary in this Agreement, the Company may adjourn, recess, or postpone, and at the request of Parent it shall adjourn, recess or postpone, the Company Shareholders Meeting (i) for a reasonable period to solicit additional proxies, if the Company or Parent, respectively, reasonably believes there will be insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote (provided that, unless agreed in writing by the Company and Parent, all such adjournments, recesses or postponements in the aggregate shall be for a period of no more than twenty Business Days).  In addition, the Company may adjourn, recess or postpone the Company Shareholders Meeting (i) with the consent of Parent (not to be unreasonably withheld, conditioned or delayed), (ii) if the Company determines, in consultation with Parent, an amendment or supplement to the Proxy Statement is required by applicable Law (in which case the Company Shareholders Meeting shall be adjourned to the extent necessary to ensure that such required amendment or supplement is provided to the Company’s stockholders for the amount of time required by Law in advance of the Company Shareholders Meeting) and (iii) to a date no later than the second Business Day following the expiration of any three or two Business Day period following written notice provided by the Company to Parent in accordance with the proviso of Section 6.2(f) regarding an intent to make a Change of Recommendation.  Subject to Section 6.2(f), the Company Board shall include the Company Recommendation in the Proxy Statement and shall take all lawful action to obtain the Requisite Company Vote.

(b)           The Company agrees (i) to use reasonable best efforts to provide Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested, promptly providing daily voting reports) and (ii) to give written notice to Parent one Business Day prior to the Company Shareholders Meeting and on the day of, but prior to, the Company Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained.

6.5.         Cooperation; Antitrust Matters; Status.

(a)           Subject to the terms of this Agreement, including Section 6.2, each of the Company, Parent and Merger Sub shall use reasonable best efforts to: (i) consummate and make effective the transactions contemplated by this Agreement and the Voting Agreement as promptly as reasonably practicable; (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations, clearances or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the Voting Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger; (iii) defend any lawsuits or other proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and the Voting Agreement in accordance with the terms of this Agreement or the Voting Agreement, as applicable, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated, lifted, overturned or reversed; and (iv) as promptly as reasonably practicable after the date of this Agreement, make all necessary registrations, declarations, submissions and filings, and thereafter make any other required registrations, declarations, submissions and filings with respect to the transactions contemplated by this Agreement required under the Exchange Act, any other applicable federal or state securities Laws, the HSR Act, any applicable Antitrust Laws, and any other applicable Law.  Parent shall pay all filing fees required under the HSR Act or any applicable Antitrust Laws.

(b)                                 The parties shall give (or shall cause their respective Subsidiaries to give, and in the case of the Company, will use its reasonable best efforts to cause each Joint Venture Entity to give) any notices to third parties, and shall use, and shall cause their respective Subsidiaries to use, reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, however, that the parties shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts of the Company or any of its Subsidiaries in connection with consummation of the transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers.

(c)                                  Without limiting the generality of anything contained in this Section 6.5, each party shall:  (i) give the other parties prompt notice of the making or commencement of any request or proceeding by or before any Governmental Authority with respect to the transactions contemplated by this Agreement or the Voting Agreement; (ii) keep the other parties informed as to the status of any such request or proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice or any other domestic or foreign Governmental Authority regarding the transactions contemplated by this Agreement or the Voting Agreement.  Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct and control all matters with any Governmental Authority consistent with its obligations under this Section 6.5; provided that Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the transactions contemplated by this Agreement or the Voting Agreement.  In addition, except as may be prohibited by any Governmental Authority or by any applicable Law, in connection with any such request or proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting, conference or telephone call relating to such request or proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request or proceeding.

(d)                                 In furtherance of the covenants set forth in this Section 6.5 and subject to the limitations set forth in this Section 6.5(d), if any objections are asserted with respect to the transactions contemplated by this Agreement or the Voting Agreement under the HSR Act, any applicable Antitrust Laws or any other applicable Law or if any lawsuit or other proceeding, whether judicial or administrative, is instituted (or threatened to be instituted) by the Federal Trade Commission, the Department of Justice or any other Governmental Authority challenging the transactions contemplated by this Agreement or the Voting Agreement or which would otherwise prohibit or materially impair or delay the consummation of the transactions contemplated by this Agreement, each of Parent and the Company shall cause their respective Subsidiaries to use their respective reasonable best efforts to resolve any such objections or lawsuits or other proceedings (or threatened lawsuits or other proceedings) so as to permit consummation of the transactions contemplated by this Agreement and the Voting Agreement as soon as reasonably practicable; provided, that notwithstanding anything to the contrary contained in this Section 6.5, nothing in this Agreement or the Voting Agreement shall require, or be construed to require, Parent or any of its Subsidiaries or other Affiliates, in order to resolve any such objections or lawsuits or other proceedings (or threatened lawsuits or other proceedings) or otherwise, to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates); provided, however, that Parent can compel the Company to take any of the actions referred to above (or agree to take such actions) if such actions are effective only after the Effective Time and the Company may not take any of the actions referred to above in connection with the matters contemplated by this Section 6.5 without the written consent of Parent.

6.6.                            Information; Access and Reports.

(a)                                 Subject to applicable Law and the other provisions of this Section 6.6 and solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company and Parent each shall and shall cause its Subsidiaries to, upon reasonable request by the other, furnish the other with reasonable information in its possession concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, (ii) the Company shall (and shall cause its Subsidiaries to, upon the giving by Parent of notice to the Company at least 24 hours in advance, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records, stores, offices, distribution facilities and other facilities, provided that any such access shall be conducted under the supervision of personnel of the Company and in a manner that does not unreasonably interfere with the normal operations of the Company, and, during such period, the Company shall cause its Subsidiaries to furnish to Parent reasonable information in its possession concerning its business, properties and personnel as may reasonably be requested by Parent, and (iii) the Company shall continue to provide access to Parent and its Representatives to the Data Room.

(b)                                 The foregoing provisions of this Section 6.6 shall not require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its stores, offices, distribution facilities or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information, documents or materials that (x) in the reasonable judgment of the Company or

Parent, would result in the violation of Law or the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement or (y) is subject to attorney-client privilege, work product doctrine or similar privilege or (z) relates to the Company Board’s consideration of this Agreement or alternatives thereto.  In the event that Parent or the Company objects to any request submitted pursuant to and in accordance with this Section 6.6 and withholds information on the basis of the foregoing sentence, the Company or Parent, as applicable, shall promptly inform the other party as to the general nature of what is being withheld and the Company and Parent shall use their respective commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure as promptly as reasonably practicable that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and/or (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by entering into a common interest or joint defense or similar agreement in form and substance to be reasonably agreed among the parties or the arrangement of appropriate clean room procedures or redaction of text from documents.  Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions.  All information exchanged or made available shall be governed by the terms of the confidentiality and non-disclosure agreement, dated as of July 23, 2018, between Parent and the Company, as modified by the letter agreement, dated November 23, 2018, regarding the authorization to propose a potential transaction (as it may be further amended from time to time, the “Confidentiality Agreement”).

(c)                                  No exchange of information or investigation by Parent or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives pursuant to this Section 6.6 shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

(d)                                 For the avoidance of doubt, neither the foregoing provisions of this Section 6.6 nor any other provision of this Agreement or the Confidentiality Agreement shall be deemed to limit any customary disclosure (subject to customary confidentiality restrictions, including customary “click-through” confidentiality agreements, as applicable) made by Parent, Merger Sub and their Affiliates and/or Representatives to the Financing Sources, rating agencies, or otherwise in connection with efforts or activities by Parent and Merger Sub to obtain the Debt Financing.

6.7.                            Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Closing Date.  If the Surviving Corporation is reasonably likely to be required to file any reports pursuant to the Exchange Act during the ten days after the Effective Time, the Company will deliver to Parent at least five Business Days prior to the Effective Time a substantially final draft of any such report reasonably likely to be filed during such period and fully executed officer certifications required to be filed with such reports.

6.8.                            Publicity.  The initial press release regarding the Merger shall be a joint press release of Parent and the Company.  Thereafter, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue any press release or make any other public announcement or public statement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the Company (in the case of a press release or public announcement by Parent or its Subsidiaries) or Parent (in the case of a public announcement by the Company or its Subsidiaries) (such consent not to be unreasonably withheld, conditioned or delayed), except (i) as such press release or other public announcement may be required by applicable Law, in which case the party required to or whose Subsidiary is required to issue the release or make such public announcement shall use reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance and shall give reasonable and good faith consideration to any such comments proposed by the other party or (ii) in connection with a Change of Recommendation, if and to the extent permitted by the terms of this Agreement.  Notwithstanding anything to the contrary in this Section 6.8, each of the parties may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal material, non-public information regarding the other parties or the transactions contemplated by this Agreement; provided, however, that without limiting the generality of the foregoing and subject to applicable Law and the rules and policies of NASDAQ, the parties agree to use reasonable best efforts to coordinate communications regarding this Agreement, the Merger and the other transactions contemplated hereby with customers, suppliers, employees, shareholders and the community in general in accordance with the joint communications plan set forth in Schedule 6.8.

6.9.                            Employee Benefits.

(a)                                 Parent agrees that during the period commencing at the Effective Time and ending on December 31, 2019, each employee of the Company and its Subsidiaries who continues to be employed after the Effective Time (the “Continuing Employees”), including any such Continuing Employee on an approved leave of absence (including without limitation short-term disability leave), will be provided with (i) a base salary or base wage that is substantially comparable in the aggregate to the base salary or base wage provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) target short-term cash bonus opportunities that are substantially comparable in the aggregate as the target short-term cash bonus opportunities provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time and (iii) retirement and welfare benefits (excluding equity and long-term incentive compensation and defined benefit pension benefits) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to the Continuing Employees immediately prior to the Effective Time.

(b)                                 Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Benefit Plan, as if such service had been performed with Parent (except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or retiree medical benefits or to the extent it would result in a duplication of benefits).

(c)                                  If requested by Parent in writing no later than twenty (20) Business Days prior to the Effective Time, the Company shall cause the Company’s 401(k) savings plan (the “Company 401(k) Plan”) to be terminated effective the Business Day immediately preceding the Effective Time; provided, however, that the effectiveness of such termination may be conditioned on the occurrence of the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, the Company shall provide Parent with evidence that such Plan has been terminated (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding the Effective Time.  In the event that Parent requests that the Company 401(k) Plan be terminated, and provided that Parent has first received a Favorable IRS determination letter regarding the Company 401(k) Plan, Parent shall cause its 401(k) plan (or the plan of an Affiliate) to accept rollovers of outstanding balances and participant loans under the Company 401(k) Plan as soon as administratively practicable after the Closing Date.

(d)                                 Notwithstanding the foregoing, nothing contained in this Agreement will (i) be treated as an amendment of any particular Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Benefit Plan, in each case in accordance with their terms, (iii) obligate Parent, the Surviving Corporation or any of their Affiliates to retain the employment of any particular employee or (iv) create any third party beneficiary rights for the benefit of any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to this Section 6.9 or any compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

(e)                                  Prior to making any written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefits that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

6.10.                     Expenses.  Except as otherwise provided in Section 8.2(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Merger and the other transactions contemplated by this Agreement, including all fees and expenses of its Representatives, shall be paid by the party incurring such expense.  Notwithstanding the foregoing sentence, Parent shall bear and timely pay all filing fees associated with the HSR Act or any other applicable Antitrust Laws.

6.11.                     Indemnification; Directors’ and Officers’ Insurance.

(a)                                 After the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of the Company or its Subsidiaries or were serving at the request of the Company as an officer or director of any other corporation, partnership or joint venture, trust, employee benefit plan or other enterprise with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time prior to the Effective Time to the fullest extent that the Company or the Subsidiary for which they were acting in such capacity would have been permitted to indemnify and hold harmless such individuals by applicable Law (including with respect to advancement of expenses).

(b)                                 Parent and Merger Sub agree that all rights to advancement of expenses, exculpation or indemnification for acts or omissions occurring prior to the Effective Time existing as of the date of this Agreement in favor of the current and former directors and officers of the Company or any of its Subsidiaries or any of their predecessors and the heirs, executors, trustees, fiduciaries and administrators of such officer or director (each, a “D&O Indemnitee”), as provided in the Company’s or each of its Subsidiaries’ respective certificate of incorporation or bylaws (or comparable organizational or governing documents) or in any agreement, shall survive the Merger and the transactions contemplated by this Agreement and the Voting Agreement and shall continue in full force and effect in accordance with their terms.  After the Effective Time, Parent and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) fulfill and honor such obligations to the maximum extent that the Company or applicable Subsidiary would have been permitted to fulfill and honor them by applicable Law.  In addition, for a period of six years following the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to advancement of expenses, indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries immediately prior to the Effective Time, and during such six-year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by applicable Law.

(c)                                  Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and (ii) the Company’s existing fiduciary liability insurance policies, in each case providing for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance as of the date of this Agreement, with terms, conditions, retentions and levels of coverage that are at least as favorable to such insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement, the Voting Agreement or the transactions or actions contemplated hereby or thereby); provided, however, that the Company shall not pay, and the Surviving Corporation shall not be required to pay (and the Parent shall not be required to cause the Surviving Corporation to pay), as the case may be, for such Tail Period aggregate one-time premium costs in excess of the amount set forth in Section 6.11(c) of the Company Disclosure Schedule (the “Premium Cap”).  If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the persons who are covered by the Company’s D&O Insurance existing as of the date of this Agreement for the Tail Period such D&O Insurance with terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the persons who are covered by the Company’s existing D&O Insurance for the Tail Period with terms, conditions, retentions and levels of coverage that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that the Surviving Corporation shall be not be required to pay (and the Parent shall not be required to cause the Surviving Corporation to pay) for such Tail Period aggregate one-time premium costs in excess of the Premium Cap and if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain (and the Parent shall cause the Surviving Corporation to obtain) a policy with the greatest coverage available for a cost not exceeding such amount.

(d)                                 The provisions of this Section 6.11 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each D&O Indemnitee, and nothing in this Agreement or the Voting Agreement shall affect any indemnification rights that any such D&O Indemnitee may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries or any Contract or applicable Law.  Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 6.11 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee without the consent of such D&O Indemnitee.

(e)                                  In the event that the Company, the Surviving Corporation or any of their Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or transfers at least 50% of its properties and assets to any other Person, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.11.

6.12.                     Resignations. To the extent requested by Parent, the Company shall cause each director or officer of the Company to resign in such capacity, with such resignations to be effective as of the Effective Time.

6.13.                     Shareholder Litigation.  Each of Parent and the Company shall promptly notify the other of any shareholder litigation against it or any of its Representatives, in each case, arising out of or relating to this Agreement, the Voting Agreement or the other transactions contemplated hereby or thereby, including the Merger, and shall keep the other reasonably informed regarding any such shareholder litigation.  The Company shall give Parent the opportunity to participate in on a regular basis, but not control or direct, the defense, prosecution or settlement of any shareholder litigation against the Company, its Subsidiaries or any of their respective directors or officers (including by providing copies of all pleadings with respect thereto), (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto and (c) on a current basis, keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto.  In no event shall the Company settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any shareholder litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.14.                     Other Actions by the Company.

(a)                                 Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

(b)                                 Section 16 Matters.  The Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.15.                     Approval of Sole Shareholder of Merger Sub.  Immediately following execution of this Agreement, Parent (directly or through its Subsidiaries) shall cause the sole shareholder of Merger Sub to execute and deliver, in accordance with applicable Law and its certificate of incorporation and bylaws, a written consent approving the plan of merger contained in this Agreement and thereafter, (i) Parent shall give prompt written notice of such consent to the Company and (ii) neither Parent nor its Subsidiaries shall amend, modify or withdraw such consent.

6.16.                     Treatment of Company Indebtedness.  Upon request of Parent, the Company and its Subsidiaries shall use its commercially reasonable efforts to take any actions reasonably requested by Parent that are necessary to facilitate the payoff by Parent of the indebtedness pursuant to (a) the Fifth Amended and Restated Loan and Security Agreement, dated as of October 24, 2017, by and among PCM, Inc. and certain of its Subsidiaries, the lenders party thereto, Wells Fargo Capital Finance, LLC, as administrative agent, and the other parties party thereto from time to time (as amended, restated, supplemented or otherwise modified), (b) the Credit Agreement, dated as of July 7, 2016, between PCM, Inc. and Castle Pines Capital LLC (as amended, restated, supplemented or otherwise modified), (c) the Loan Agreement, dated as of May 11, 2010, between Stack Data Solutions Ltd and National Westminster Bank Plc (as amended, restated, supplemented or otherwise modified), (d) the Term Loan Agreement, dated as of January 15, 2015, between PCM, Inc. and The Huntington National Bank (as amended, restated, supplemented or otherwise modified), (e) the Credit Agreement, dated as of June 15, 2011, between PCM, Inc. and U.S. Bank National Association (as amended, restated, supplemented or otherwise modified), (f) the Note Secured by Deed of Trust, dated as of March 25, 2015, between PCM, Inc. and Citi National Bank (as amended, restated, supplemented or otherwise modified), and (g) the Credit Agreement, dated as of July 9, 2013, between PCM, Inc. and U.S. Bank National Association (as amended, restated, supplemented or otherwise modified), including by obtaining a payoff letter in customary form from the agent or other applicable party under each such debt instrument (and delivering a draft of each such payoff letter to Parent not less than two (2) Business Days prior to the Closing) setting forth (i) the amount that must be paid in satisfaction or discharge of the applicable indebtedness, (ii) wire instructions for payment and (iii) assurances that upon payment of the amounts specified therein, all outstanding indebtedness, liabilities or other obligations of the Company and its Subsidiaries under such debt instrument (other than contingent obligations for which no demand has been made and other liabilities which by their terms survive the termination of the applicable agreements) shall have been paid and discharged in full and that any and all Liens securing such obligations shall be released, together with any termination statements on Form UCC-3 or other releases reasonably necessary to evidence the satisfaction and release of any Liens on the assets of the Company or its Subsidiaries arising in connection therewith; it being understood that Parent shall provide all funds required (or shall use funds of the Surviving Corporation) to actually effect such payoff and termination.

6.17.                     Financing.

(a)                                 Parent shall use (and shall cause each of its Subsidiaries to use) its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Financing on the terms described in the Commitment Letter or on such other terms that are acceptable to Parent (to the extent in compliance with Section 6.17(b)), including using commercially reasonable efforts to (i) satisfy on a timely basis all conditions applicable to Parent set forth in the Commitment Letter that are within its control, (ii) maintain in effect the Commitment Letter or definitive agreements with respect thereto, (iii) negotiate and enter into definitive agreements with respect to the Commitment Letter on the terms and conditions contemplated by the Commitment Letter or on such other terms that are acceptable to Parent (to the extent in compliance with Section 6.17(b)) and enforce its rights under the Commitment Letter and (iv) consummate the Financing at or prior to the Closing; provided, however, that if funds in the amounts and on the terms set forth in the Commitment Letter become unavailable to Parent, Parent shall use (and shall cause each of its Subsidiaries to use) commercially reasonable efforts to obtain alternative debt financing (the “Alternative Financing”) in amounts and otherwise on terms and conditions no less favorable in the aggregate to Parent than as set forth in the Commitment Letter or on such other terms that are acceptable to Parent (to the extent in compliance with Section 6.17(b)); provided, that if Parent proceeds with Alternative Financing, it shall be subject to the same obligations as set forth in this Section 6.17 with respect to the Financing. Parent shall promptly notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of the Commitment Letter, (ii) any refusal by the Lender to provide or any stated intent by the Lender to refuse to provide the full financing contemplated by the Commitment Letter, (iii) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any Financing Source party to the Commitment Letter or definitive document related to the Financing of which Parent becomes aware or (iv) receipt of any written notice or other written communication from the Lender with respect to any actual or potential breach, default, termination or repudiation by any party to the Commitment Letter or any definitive document related to the Financing; provided that in no event will Parent be under any obligation to disclose any information that is subject to attorney client or similar privilege if Parent shall have used its commercially reasonable efforts to disclose such information in a way that would not waive such privilege.  Parent shall not replace, amend or waive the Commitment Letter (including, for the avoidance of doubt, any provision of any Fee Letter) without the Company’s prior written consent if such replacement, amendment or waiver (i) reduces the aggregate amount of the Financing below the amount required to consummate the transactions contemplated by this Agreement, or (ii) imposes new or additional conditions, or otherwise expands any of the conditions, to the receipt of Financing in a manner that would (A) reasonably be expected to delay or prevent the Closing or (B) adversely impact in any respect the ability of Parent to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby (provided, that, for the avoidance of doubt, Parent may replace or amend the Commitment Letter and the Fee Letters solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof).  Parent shall provide to the Company copies of any commitment letter and fee letters (it being understood that any such fee letter provided to the Company shall be redacted in a customary manner solely with respect to the fees, pricing caps and certain economic terms (including economic flex terms)) associated with a replacement Financing or Alternative Financing as well as any amendment or waiver of any commitment letter (including the Commitment Letter) or fee letter (it being understood that any such amendment or waiver of any fee letter provided to the Company shall be redacted in a customary manner solely with respect to the fees, pricing caps and certain economic terms (including economic flex terms)) that is permitted hereunder.

(b)                                 Prior to the Closing, the Company shall provide to Parent, and shall cause its Subsidiaries, and shall use its commercially reasonable efforts to cause the respective Representatives of the Company and its Subsidiaries to, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement of any debt financing to be consummated in connection with the transactions contemplated by this Agreement (the “Debt Financing”), including, without limitation, the following:

(i)                                     furnishing Parent and the Financing Sources the financial and other pertinent information regarding the Company and its Subsidiaries reasonably requested by Parent or its Financing Sources to consummate the Debt Financing and customary to be included in marketing materials for senior secured bank deals (including asset-based financings) (all such information in this clause (i), the “Required Information”); provided that the Required Information shall include (A) the unaudited condensed consolidated balance sheet of the Company and related unaudited condensed consolidated statements of operations, comprehensive income and cash flows of the Company for each fiscal quarter (other than the fourth fiscal quarter in any fiscal year) that shall have ended after March 31, 2019 and at least 45 days prior to the Closing Date and (B) to the extent reasonably requested by Parent, and to the extent reasonably available and determinable in the Company’s historical books and records, information with respect to the Company and its Subsidiaries as is reasonably necessary for Parent to prepare pro forma consolidated financial statements of Parent and its Subsidiaries (including the Company and its Subsidiaries) (it being understood that Parent shall be responsible for the preparation of such pro forma financial statements, including any pro forma adjustments related to the Debt Financing or any actions to be taken on or after the Closing Date and such cooperation by the Company and its Subsidiaries under this clause (B) shall relate solely to the financial information derived from the historical books and records of the Company and its Subsidiaries);

(ii)                                  participation by management of an appropriate level in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the applicable management and representatives of the Company), presentations, drafting sessions and sessions with rating agencies in connection with the Debt Financing (including assisting Parent in obtaining ratings as contemplated by the Debt Financing);

(iii)                               providing Required Information for use in the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Debt Financing;

(iv)                              consulting with Parent and Merger Sub in connection with the negotiation and execution of documents for the Debt Financing as may be reasonably requested by Parent, including, (A) executing customary authorization letters in connection with the Required Information and any bank information memoranda, (B) documents relating to the repayment of the existing indebtedness of the Company and its Subsidiaries and the release of related liens, including customary payoff letters, and (C) agreements, documents or certificates that facilitate the creation and perfection  of liens securing the Debt Financing as reasonably requested by Parent or the Financing Sources; provided, that no obligation of the Company or any of its Subsidiaries under any such document, agreement or pledge shall be effective until the Closing (other than any authorization letter provided pursuant to clause (A) above);

(v)                                 if reasonably requested in writing at least ten days prior to Closing, providing at least three Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Proceeds of Crime Act and the Patriot Act (including a certificate regarding beneficial ownership required by 31 C.F.R. §1010.230);

(vi)                              reasonably cooperating with the marketing efforts of Parent and the Financing Sources for all or any portion of the Debt Financing;

(vii)                           permitting the Debt Financing Sources to evaluate and assess the assets of the Company and its Subsidiaries for the purpose of establishing collateral arrangements and determining collateral values, to the extent customary and reasonable; and

(viii)                        using commercially reasonable efforts to cooperate with the due diligence investigation of the Financing Sources, to the extent customary and reasonable and not unreasonably interfering with the business of the Company or any of its Subsidiaries;

provided that nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries; and provided, further, that neither the Company nor any of its Subsidiaries or their respective Representatives shall (1) be required to pay any commitment or other similar fee or incur any other cost or expense that is not reimbursed by Parent in connection with the Debt Financing as provided in Section 6.17(c) or to pass resolutions or consents to approve or authorize the execution of the Debt Financing (other than any continuing officers or directors that will remain after the Closing Date), (2) have any liability or obligation under any loan agreement and related documents (other than, subject to Section 6.17(c) below, with respect to the Company in connection with authorization letters provided pursuant to clause (iv)(A) above), in each case unless and until the Closing occurs, (3) be under any obligation to disclose any information that is subject to attorney-client or similar privilege if the Company shall have used its commercially reasonable efforts to disclose such information in a way that would not waive such privilege, or (4) be required to take any action that will conflict with or violate any Laws or result in the default under any material Contract to which the Company or any of its Subsidiaries is a party.

(c)                                  If the Closing does not occur, Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable and documented attorney’s fees and expenses) incurred by the Company or its Subsidiaries in connection with the cooperation described above in Section 6.17(b). Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, in each case, except to the extent such liabilities or losses are suffered or incurred directly as a result of the bad faith, gross negligence, or willful misconduct by the Company or any of its Subsidiaries or, in each case, their respective Representatives.

(d)                                 The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the Debt Financing and authorizes the Financing Sources to download copies of such logos from its website for such purposes; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

(e)                                  Parent acknowledges and agrees that obtaining the Debt Financing is not a condition to the Closing.

6.18.                     Transfer Taxes.  Parent shall be responsible for, and the parties shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property Taxes of the Company, as well as any transfer, sales, use, recording, registration and any similar Taxes of the Company incurred in connection with the transactions contemplated by this Agreement.  Parent shall be responsible for the payment of all such Taxes incurred by the Company, and the parties shall reasonably cooperate in minimizing the amount of such Taxes.

ARTICLE VII

Conditions

7.1.                            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)                                 Company Shareholder Approval.  This Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote.

(b)                                 Competition Law Filings.  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and any approval or clearance under any other Antitrust Laws shall have been obtained or deemed to have been obtained.

(c)                                  No Legal Prohibition.  No court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

7.2.                            Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.  (i) Each of the representations and warranties of the Company set forth in Section 5.1(c) (Corporate Authority; Approval and Fairness), the first sentence of Section 5.1(f) (Absence of Certain Changes) and Section 5.1(s) (Brokers and Finders) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); (ii) each of the representations and warranties of the Company set forth in Section 5.1(b)(i) (Capital Structure) shall be true and correct, subject to de minimis inaccuracies in the aggregate, as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iii) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality limitations, such as “material,” “in all material respects” and “Material Adverse Effect” set forth therein) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iii), for any failures of such representations and warranties to be so true and correct that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)           Company Closing Certificate.  Parent and Merger Sub shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) are satisfied.

(e)           Litigation.  There shall not be pending any Action by any Governmental Authority that seeks, directly or indirectly, to restrain, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

7.3.         Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time).

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)           Parent Closing Certificate.  The Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by an officer of Parent certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

ARTICLE VIII

Termination

8.1.         Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)           by mutual written consent of the Company and Parent;

(b)           by either Parent or the Company, if the Merger shall not have been consummated by November 20, 2019 (the “Outside Date”), provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(c)           by either Parent or the Company, if the Requisite Company Vote shall not have been obtained upon a vote taken thereon at the Company Shareholders Meeting (as such meeting may have been adjourned or postponed);

(d)           by either Parent or the Company, if any court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement and such Law shall have become final and non-appealable;

(e)           by Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that any condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the giving of notice thereof by Parent to the Company or (ii) three Business Days prior to the Outside Date); provided that neither Parent nor Merger Sub is then in breach of any representation, warranty, covenant or agreement under this Agreement (except where such breach by Parent or Merger Sub would not cause any of the conditions set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) not to be satisfied);

(f)            by the Company, if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that any condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 calendar days after the giving of notice thereof by the non-breaching party to the breaching party or (ii) three Business Days prior to the Outside Date); provided that the Company is not then in breach of any representation, warranty, covenant or agreement under this Agreement (except where such breach by the Company would not cause any of the conditions set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) not to be satisfied);

(g)           by Parent, prior to the time the Requisite Company Vote is obtained, if a Change of Recommendation shall have been made or occurred; or

(h)           by the Company, prior to the time the Requisite Company Vote is obtained and so long as the Company has complied with Section 6.2 in all material respects, in connection with entering into an Alternative Acquisition Agreement providing for a Superior Proposal in accordance with Section 6.2(f); provided that prior to or concurrently with such termination, the Company pays the Company Termination Fee due.

8.2.         Effect of Termination and Abandonment

(a)           Except to the extent provided in Section 9.1, in the event of termination of this Agreement and the abandonment of the Merger in accordance with Section 8.1, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (x), subject to Section 8.2(e), no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful and material breach (as defined in Section 9.8) of this Agreement and (y) the provisions set forth in this Section 8.2 and Article IX shall survive the termination of this Agreement.  The parties acknowledge and agree that nothing in this Section 8.2(a) shall be deemed to affect their right to specific performance under Section 9.5(b).

(b)           In the event that this Agreement is terminated:

(i)            by (I) either the Company or Parent pursuant to Section 8.1(b) (Outside Date) or Section 8.1(c) (Requisite Company Vote Not Obtained) or (II) Parent pursuant to Section 8.1(e) (Company Breach), in each such case:

(A)  a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal that has not been fully withdrawn without qualification prior to the earlier of (x) five days prior to the Company Shareholders Meeting or (y) termination of this Agreement; and

(B)  within 12 months after such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to such Acquisition Proposal and such Acquisition Proposal is subsequently consummated; provided that, for purposes of this Section 8.2(b)(i), the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)           by Parent pursuant to Section 8.1(g) (Company Recommendation Matters); or

(iii)          by the Company pursuant to Section 8.1(h) (Superior Proposal);

then, (1) in the case of Section 8.2(b)(i), within two Business Days after consummation of such Acquisition Proposal, (2) in the case of Section 8.2(b)(ii), within two Business Days after termination of this Agreement and (3) in the case of Section 8.2(b)(iii), concurrently with or prior to termination of this Agreement, the Company shall pay a termination fee of $16.6 million (the “Company Termination Fee”) to Parent by wire transfer of immediately available funds to an account designated in writing by Parent.

(c)           Each party acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; accordingly, if the Company fails to timely pay Parent any amount due pursuant to Section 8.2(b) (any such amount due, a “Termination Payment”), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the applicable Termination Payment, or any portion thereof, the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest thereon at the prime rate as published in The Wall Street Journal (or if not reported thereby, as reported in another authoritative source reasonably selected by Parent) in effect on the date such Termination Payment was required to be paid from such date through the date of full payment thereof.

(d)           Each of the parties acknowledges that the Company Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such Company Termination Fee is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.  Each of the parties acknowledges and agrees that the Company Termination Fee, if paid to Parent, shall be treated as liquidated damages that are capital in nature to which Section 1234A of the Code applies.

(e)           No more than one Company Termination Fee may be payable under this Article VIII.  Parent (for itself and its affiliates) hereby agrees that, upon any termination of this Agreement under circumstances in which Parent is entitled to the Company Termination Fee under Section 8.2, Parent and its Affiliates are precluded from any other remedy (other than any costs and expenses that may become payable pursuant to Section 8.2(c)) against the Company, at law or in equity or otherwise, and neither Parent nor any of its Affiliates may seek (and Parent will cause its Affiliates not to seek) to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company, its Subsidiaries or Affiliates, or any of their respective Representatives, partners, managers, members, or shareholders in connection with this Agreement or the Transactions.

ARTICLE IX

Miscellaneous and General

9.1.         Survival.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 5.1(t) (No Other Representations or Warranties), Section 5.2(j) (No Other Representations or Warranties), Section 6.9 (Employee Benefits), Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) and Section 6.17(b) (Financing) shall survive the consummation of the Merger.  This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), Section 6.17(b) (Financing), and Section 8.2 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement.  All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2.         Modification or Amendment.  Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification by Parent, Merger Sub and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that (x) after the receipt of the Requisite Company Vote, no amendment shall be made which by applicable Law requires further approval by the holders of Shares without first obtaining such further approval and (y) no provision with respect to which any Financing Source is a third party beneficiary hereunder shall be amended, modified, discharged or waived  in a manner materially adverse to such Financing Source without its prior written consent. For purposes of this Agreement, the term “Financing Sources” means the agents, arrangers, lenders and other entities (other than Parent or Merger Sub) that have committed to provide all or any part of the Debt Financing, as parties (other than Parent or Merger Sub) to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ controlling persons, officers, directors, employees, agents and representatives and their respective successors and assigns.

9.3.         Waiver.  The conditions to each of the respective parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law (except to the extent specifically provided otherwise in Section 8.2).

9.4.         Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by email of a .pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

9.5.         Governing Law and Venue; Waiver of Jury Trial; Specific Performance.

(a)           THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.  Each of the parties to this Agreement hereby agrees that it shall bring any action or proceeding in respect of any claim arising under or relating to this Agreement or the transactions contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, another federal or state court located in the State of Delaware (the “Chosen Courts”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to the laying of venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this Agreement and (iv) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING THE FINANCING SOURCES) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(b)           Each of the parties to this Agreement acknowledges and agrees that the rights of each party to consummate the Merger and the other transactions contemplated by this Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy.  Accordingly, each party agrees that, in addition to any other available remedies a party may have at law or in equity, each party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security.  In the event that any action or proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege or assert, and each party hereby waives the defense, that there is an adequate remedy at law.

(c)           Notwithstanding anything to the contrary in this Agreement, the Company (on behalf of itself and on behalf of each of its Subsidiaries) and Parent agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

9.6.         Notices.  All notices, requests, instructions or other communications or documents to be given or made hereunder by any party to the other parties to this Agreement shall be in writing and (a) served by personal delivery upon the party for whom it is intended, (b) by an internationally recognized overnight courier service upon the party for whom it is intended, (c) delivered by registered or certified mail, return receipt requested or (d) sent by facsimile:

If to Parent or Merger Sub:

Insight Enterprises, Inc.

6820 South Harl Avenue

Tempe, AZ 85283
Attention:          Samuel C. Cowley

Facsimile:          (480) 760-7892

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:          Stephen Kotran

Facsimile:          (212) 291 9086

If to the Company:

PCM, Inc.
1940 East Mariposa Avenue
El Segundo, CA 90245
Attention:          Robert I Newton and Brandon H. LaVerne

E-Mail:              rob.newton@pcm.com and brandon.laverne@pcm.com

with a copy to (which shall not constitute notice):

Sheppard Mullin Richter & Hampton LLP

650 Town Center Drive, Tenth Floor

Costa Mesa, CA 92626

Attention:          Craig S. Mordock

Facsimile:          (714) 513-5130

or to such other Person or addressees as has or have been designated in writing by the party to receive such notice provided above.  Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (w) upon actual receipt, if delivered personally, (x) on the next Business Day after deposit with an overnight courier, if sent by an overnight courier, (y) three Business Days after deposit in the mail, if sent by registered or certified mail or (z) upon confirmation of successful transmission if sent by facsimile and followed up within one Business Day by dispatch pursuant to one of the other methods described herein.  Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 9.6.

9.7.         Entire Agreement.  This Agreement (including any exhibits, annexes and schedules hereto) and the documents and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and the Parent Disclosure Schedule, together with each other agreement entered into by or among any of Parent, Merger Sub and the Company as of the date of this Agreement that makes reference to this Section 9.7, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement and the Voting Agreement.

9.8.         No Third Party Beneficiaries.  Except as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), Section 6.17(b) (Financing), this Section 9.8, Section 9.15 (Non-Recourse of Other Persons) and Article IV (following the Effective Time) and the Company’s right, on behalf of the holders of Shares, to pursue equitable relief or damages for Parent’s or Merger Sub’s willful and material breach of this Agreement, which right is hereby acknowledged and agreed by Parent and Merger Sub (provided, that this clause is not intended to, and under no circumstances shall this Agreement be construed to, create any right of the holders of Shares to bring an action directly against Parent or Merger Sub pursuant to this Agreement (other than pursuant to Article IV following the Effective Time), only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided that the Financing Sources shall be express third party beneficiaries of clause (y) of the proviso in Section 9.2, Section 9.5(a), Section 9.5(c), this Section 9.8 and Section 9.14.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.11 shall not arise unless and until the Effective Time occurs.  For purposes of this Agreement, “willful and material breach” means a breach that is a consequence of an act deliberately taken by the breaching party, or the deliberate failure by the breaching party to take an act it is required to take under this Agreement, in each case with actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement; provided, that any failure of Parent or Merger Sub to consummate the Merger in breach of this Agreement will be deemed to be a willful and material breach by Parent and Merger Sub (whether or not Parent or Merger Sub had sufficient funds).

9.9.         Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.  Any obligation of one party to another party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

9.10.       Definitions.  Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11.       Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12.       Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.  Where a reference in this Agreement is made to a Section or

Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated.

(b)           If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).  Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms.  The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall mean such Law as from time to time amended, modified or supplemented.  Currency amounts referenced herein are in U.S. Dollars.  Each reference to a “wholly-owned Subsidiary” or “wholly-owned Subsidiaries” of a Person shall be deemed to include any Subsidiary of such Person where all of the equity interests of such Subsidiary are directly or indirectly owned by such Person (other than directors qualifying shares, nominee shares or other equity interests that are required by law or regulation to be held by a director or nominee).

(c)           The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13.       Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives and permitted assigns.  No party to this Agreement may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other parties, except that Merger Sub may assign any and all of its rights under this Agreement, by written notice to the Company, to another wholly-owned direct or indirect Subsidiary of Parent to be a Constituent Corporation in lieu of Merger Sub, in which event all references to Merger Sub in this Agreement shall be deemed references to such other Subsidiary, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that no assignment shall relieve Parent of any of its obligations pursuant to this Agreement.  Any purported assignment in violation of this Agreement is void.

9.14.       Non-Recourse.  Notwithstanding anything to the contrary in this Agreement, the Financing Sources (in their capacity as such) shall not have any liability to the Company or any of its equity holders, representatives or Affiliates (in each case, with respect to such equity holders, representatives or Affiliates, prior to the Closing) relating to or arising out of this Agreement, the Debt Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract or in tort or otherwise, and the Company and its equity holders, representatives and Affiliates (in each case, with respect to such equity holders, representatives or Affiliates, prior to the Closing) shall not have any rights or claims, and shall not seek any loss or damage or any other recovery or judgment of any kind, including direct, indirect, consequential, special, exemplary or punitive damages, against any Financing Source (in its capacity as such) under this Agreement or the Debt Financing, whether at law or equity, in contract or in tort or otherwise; provided that nothing in this Section 9.14 shall limit the liability or obligations of the Financing Sources to Parent (and its successors and assigns) under the commitment letters relating to the Debt Financing (or any fee letters referred to therein or definitive financing agreements with respect to the Debt Financing).

9.15.       Non-Recourse of Other Persons.  This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as parties to this Agreement and then only with respect to the specific obligations set forth herein with respect to each such party.  Except to the extent a named party to this Agreement, no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INSIGHT ENTERPRISES, INC.

By:
Name:
Title:

PCM, INC.

By:
Name:
Title:

TROJAN ACQUISITION CORP.

By:
Name:
Title:

ANNEX A

Defined Terms

Term	Section

Acquisition Proposal	6.2(d)
Action	5.1(g)(i)
Affiliate	5.1(b)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(e)(vi)
Anti-Bribery Laws	5.1(r)(i)
Antitrust Laws	5.1(b)(iii)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plan	5.1(h)(i)
Book Entry Share	4.1(a)
Business Day	1.2
Bylaws	2.2
Certificate of Merger	1.3
Change of Recommendation	6.2(e)(vi)
Charter	2.1
Chosen Courts	9.5(a)
Closing	1.2
Closing Date	1.2
Code	4.2(h)
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	5.1
Company Option	4.3(a)
Company Permits	5.1(i)(ii)
Company Proprietary Software	5.1(q)(xi)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company RSU	4.3(b)
Company Shareholders Meeting	6.4(a)
Company Termination Fee	8.2(b)
Company 401(k) Plan	6.9(c)
Confidentiality Agreement	6.6(b)
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)
Data Room	5.2(j)
D&O Indemnitee	6.11(b)
D&O Insurance	6.11(c)

Debt Financing	6.17(a)
DGCL	Recitals
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
Effective Time	1.3
Environmental Law	5.1(n)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iv)
Exchange Act	5.1(d)(i)
Excluded Shares	4.1(a)
Financing Sources	9.2
Governmental Authority	5.1(d)(i)
Group Securities	5.1(j)(i)(J)
Hazardous Substance	5.1(n)
HSR Act	5.1(b)(iii)
Intellectual Property Rights	5.1(q)(xii)
Intervening Event	6.2(f)
IRS	5.1(h)(i)
IT Assets	5.1(q)(xii)
Joint Venture Entity	5.1(a)
Joint Venture Entity Securities	5.1(j)(i)(J)
Knowledge	5.1(g)(ii)
Laws	5.1(i)(i)
Leased Real Property	5.1(l)(i)(C)a
Letter of Transmittal	4.2(c)(i)
Lien	5.1(d)(ii)
Material Adverse Effect	5.1(a)
Material Contracts	5.1(j)(i)
material weakness	5.1(e)(iii)
Merger	Recitals
Merger Sub	Preamble
NASDAQ	5.1(d)(i)
Non-U.S. Benefit Plans	5.1(h)(i)
Order	5.1(g)(ii)
Outside Date	8.1(b)
Owned Intellectual Property	5.1(q)(xii)
Owned Real Property	5.1(l)(i)(B)
Parent	Preamble
Parent Disclosure Schedule	5.2
Paying Agent	4.2(a)
Payment Fund	4.2(b)
Per Share Merger Consideration	4.1(a)
Permitted Liens	5.1(l)(i)(C)(b)
Person	4.2(e)
Personal Information	5.1(q)(xii)
Preferred Shares	5.1(b)(i)

Premium Cap	6.11(c)
Proxy Statement	6.3(a)
Real Property	5.1(l)(i)(C)(c)
Real Property Leases	5.1(l)(i)(C)(d)
Registered	5.1(q)(xiii)
Registered Intellectual Property	5.1(q)(i)
Representatives	6.2(a)
Required Information	6.17(b)(i)
Requisite Company Vote	5.1(c)(i)
SEC	5.1(e)(i)
Securities Act	5.1(e)(i)
Share Certificate	4.1(a)
Shares	Recitals
Significant Customer	5.1(k)
significant deficiency	5.1(e)(iii)
Social Media Accounts	5.1(q)(xii)
Spiff	5.1(h)(i)
Stock Plan	5.1(b)(i)
Subsidiary	5.1(a)
Superior Proposal	6.2(d)
Surviving Corporation	1.1
Tail Period	6.11(c)
Takeover Statute	5.1(m)
Tax Return	5.1(o)
Tax, Taxes	5.1(o)
Termination Payment	8.2(c)
Trade Secrets	5.1(q)(xii)
U.S. GAAP	5.1(a)(B)
Voting Agreement	Recitals
WARN Act	5.1(p)(ii)

ANNEX B

Stockholder Parties to the Voting Agreement

1.	Frank F. Khulusi

2.	Khulusi Revocable Family Trust, dated November 3, 1993

3.	Frank F. Khulusi and Mona C. Khulusi Charitable Lead Annuity Trust

4.	Frank F. Khulusi and Mona C. Khulusi Foundation Trust

5.	Robert J. Miley

6.	2006 Robert J. Miley and Amy S. Miley Revocable Trust, dated February 9, 2006

7.	Brandon H. LaVerne

8.	Robert I. Newton

9.	Simon M. Abuyounes

10.	Thomas A. Maloof

11.	Maloof Living Trust with Thomas and Robin Maloof Trustees Dated 9/15/92

12.	Ronald B. Reck

13.	Paul C. Heeschen

14.	Heeschen Revocable Trust

B-1

EXHIBIT A

Voting Agreement

EXHIBIT B

Form of Certificate of Incorporation of the Surviving Corporation